UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer

GATR Coolers Inc.

Form of Organization: General Corporation

Jurisdiction of Incorporation/Organization: Delaware

Date of Organization: April 29, 2022

Physical Address of Issuer: 1635 St. Patrick St. Thibodaux, LA 70301

Website of Issuer: https://gatrcoolers.com/

Is there a co-issuer? __X__ yes _____ no.

Name of Co-Issuer (if yes)

GATR CF Investors SPV, LLC

Form of Organization: Limited Liability Company

Jurisdiction of Incorporation/Organization: Delaware

Date of Organization: November 2, 2022

Physical Address of Co-Issuer: 1635 St. Patrick St. Thibodaux, LA 70301

Website of Co-Issuer: None

Current Number of Employees

The Company currently has 9 full-time employees and 1 part-time employee.

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	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,765,174	$861,285
Cash & Cash Equivalents	$112,946	$223,915
Accounts Receivable	$214,181	$140,859
Short-Term Debt	$672,495	$382,252
Long-Term Debt	$1,450,572	$655,638
Revenues/Sales	$1,958,977	$1,395,139
Cost of Goods Sold	$1,093,219	$731,307
Taxes Paid	$0	$0
Net Income (loss)	($181,288)	$52,543

EXHIBITS
Exhibit A: Annual Report
Exhibit B: Financial Statements
Exhibit C: Restated Certificate
Exhibit D: Bylaws
Exhibit E: Stockholders Agreement


Exhibit A (Annual Report)

April 28, 2023

GATR Coolers Inc.




In this Form C-AR (including the cover page and all exhibits attached hereto (collectively, this "***Annual Report***" or this "***Form C-AR***")), the terms the "***Company***," "***GATR***", "***GATR Coolers***," "***we***," "***us***," or "***our***" refer to GATR Coolers Inc. and its consolidated subsidiaries. The Company, having offered and sold Class B Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this Annual Report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. This Annual Report also covers the co-issuer in that offering, GATR CF Investors SPV, LLC (the "***Co-Issuer***"). A copy of this Annual Report may be found on the company's website at www.gatrcoolers.com.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Annual Report pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.gatrcoolers.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


The date of this Form C-AR is April 28, 2023


TABLE OF CONTENTS

Cover Page i

Exhibit A (Annual Report) 1

TABLE OF CONTENTS 2

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS 4

SUMMARY 5

   The Company 5

Directors and Officers of the Company 5

Principal Security Holders 7

Business and Anticipated Business Plan 7

   Description of the Business 7

   Business Model 7

   Sales & Marketing Strategy 8

   The Company's Products and/or Services 8

   Product Roadmap 9

   Competition 9

   Customer Base 9

   Supply Chain 10

   Employees 10

   Litigation 10

RISK FACTORS 10

   Risks Relating to the Company 10

   Risks Related to Market and Global Economic Conditions 20

   Risks Related to the Company's Financial Condition 21

   Risks Related to the Company's Securities 21

   General Risk Factors 26

OWNERSHIP AND CAPITAL STRUCTURE 27

   The Offering 27

   Description of Issuer's Securities 28

   Description of the Outstanding Capital Stock of the Company 28

   Restrictions on Transfer of Securities 29

   Modifications to Rights of Class B Common Stockholders 30

   Stockholders Agreement 30

   Summary of Differences Between Classes 32

   Dilution 32

Material Indebtedness of the Company 33

Previous Exempt Offerings of Securities 34

Conflicts of Interest (Related Party Transactions) 34

Financial Condition of the Issuer **35**

Operations 35

Trends and Uncertainties 36

Valuation 36

Capital Expenditures and Other Obligations 37

FINANCIAL STATEMENTS **37**

Disqualification 37

TAX MATTERS **37**

LEGAL MATTERS **38**

ONGOING REPORTING **38**

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Annual Report are forward-looking statements. Forward-looking statements give the Company current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. Stockholders can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "hope," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Annual Report and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors the Company believes are appropriate under the circumstances. As you read and consider this Annual Report, you should understand that these statements are not guarantees of performance or results. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Annual Report, or any documents incorporated by reference herein, are accurate only as of the date of those respective documents. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Annual Report or to conform these statements to actual results or to changes in the Company's expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Annual Report. This summary may not contain all of the information that may be important to you. You should read the entire Annual Report carefully, including the matters described in the section entitled, "Risk Factors."

The Company

Located in Thibodaux, Louisiana, GATR Coolers Inc. is a designer and distributor of high-quality outdoor products. The Company produces coolers, drinkware, apparel, and customized products for boats, RV's, golf carts and pool areas.

The Company was founded as GATR Coolers LLC, a Louisiana limited liability company on January 27, 2017. The Company underwent a conversion into GATR Coolers Inc., a Delaware corporation on April 29, 2022.

The Company is located at 1635 St. Patrick St. Thibodaux, LA 70301.

The Company's website is https://gatrcoolers.com/

Directors and Officers of the Company

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions With Issuer	Dates of Services	Principal Occupation and Responsibilities During the Past Three (3) Years; Other Business Experience
Bryan McGehee	President, Secretary, Treasurer, CEO, and Director	May 2022 – present	GATR Coolers Inc., Co-Founder, President, CEO (2017 – present). Responsibilities with the Company: Develops business and brand vision, strategy and plans, and ensures their alignment with short- and long-term objectives; Leads and motivates employee(s), contractors, vendors and other stakeholders to develop brand and new products; Oversees all operations and business activities.
Hunter Parra	Vice President and COO	September 2022 – present	GATR Coolers Inc., Vice President, COO (September 2022 – present). Responsibilities with Company: Assists Chief Executive officer establish and execute on Company priorities; Leads and motivates employees, contractors and vendors. Oversees operations. Realm Rentals LLC, Owner (January 2018 – present). Realm Rentals is a marine rental company that specializes in shallow water boat rentals.

Name	Positions With Issuer	Dates of Services	Principal Occupation and Responsibilities During the Past Three (3) Years; Other Business Experience
			Gulf Inland Contractors, Inc., Salesperson, Estimator, Project Manager, Project Coordinator, Personnel Manager, Purchasing Agent (June 2014 – December 2017). Gulf Island Contractors, Inc. contracts inland marine and land construction services.
Felecia Battaglia	Comptroller	November 2021 – present	GATR Coolers Inc., Comptroller (November 2021 – present). Responsibilities for the Company: oversee payroll, bill payment, accounting and bookkeeping functions; oversee other clerical and administrative functions. Viper Valve & Supply, Accountant (November 2020 – November 2021). Viper Valve & Supply primarily operates in the valve and fittings business. Artistic Embroidery, Office Manager, Accountant (December 2011 – May 2020). Artistic Embroidery designs and creates embroidered promotional items and apparel.
Barton Howard	Director	May 2022 – present	Circle the Wagons, Inc., Founder, CEO (June 2021 – present). Circle the Wagons, Inc. is a grocery group purchasing organization. Responsibilities with Company: Attend meetings of the Board of Directors and serve in director capacity. Other Experience: Chief Business Development Officer (June 2021 – Present). Tubeaux, Founder, CEO (June 2019 – present). Tubeaux is a cigar retailing company. Rouses Markets, VP Assets & Profit Protection (November 2010 – June 2021). Rouses Markets is a regional grocery chain.
Alex Wish	Director	May 2022 – present	Responsibilities with Company: Attend meetings of the Board of Directors and serve in director capacity. Other Experience: First Heritage Mortgage, CEO (October 2000 –

Name	Positions With Issuer	Dates of Services	Principal Occupation and Responsibilities During the Past Three (3) Years; Other Business Experience
			present). First Heritage Mortgage is a mortgage lending company.
Mitchell McGehee	Director	May 2022 – present	GATR Coolers Inc., Co-Founder (2017 – present). Responsibilities with Company: Attend meetings of the Board of Directors and serve in director capacity. Other Experience: Shell plc, Commercial Operator Crude Trading, Midstream Business Improvement Specialist, Midstream Operations Support Coordinator (2017 – present). Shell plc is an international energy company.

Principal Security Holders

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Annual Report filing.

Name	Number of Securities Owned[1]	Type of Security Owned	% of Voting Power[2]
Bryan McGehee	375,510	Class A Common Stock	46%
Mitchell McGehee	375,510	Class A Common Stock	46%

[1]GATR Holdings Inc. owns 100% of the outstanding Class A Common Stock of GATR Coolers Inc. Bryan McGehee and Mitchell McGehee each hold a 37.551% interest in GATR Holdings Inc. No Class A Common Stock is directly held by the foregoing individuals, but the table displays beneficial ownership held indirectly by virtue of ownership in GATR Holdings Inc.

[2]Bryan McGehee and Mitchell McGehee each hold 46% voting control of GATR Holdings Inc.

Business and Anticipated Business Plan

Description of the Business

The Company sells a diverse product line that focuses on providing premium and custom outdoor coolers, drinkware, apparel, and other products at a consumer price point. In addition, the Company produces and sells thin adhesive pads that are used on its outdoor products and on marine vessel decking.

Business Model

The Company sells directly to its customers using a Direct to Consumer ("*D2C*") model through its online website, https://gatrcoolers.com/. The Company has partnerships with non-profit and corporate groups and provides them with products through bulk discount programs.

In its D2C strategy, the Company deploys a range of direct-to-consumer, marketing, and merchandising strategies, including email campaigns, engaging social media content, and collaborations with non-profits, musicians, influencers, and other brands.

The Company has no current retail partnerships and does not plan to develop such partnerships in the near future, instead it is choosing to focus on its D2C and corporate sales channels. This is primarily due to the fact that current demand generated through these channels is greater than the Company can currently fulfill, and the Company believes that it can continue to grow these channels successfully.

Sales & Marketing Strategy

The Company's sales and marketing strategy is a combination of salespersons, email advertising, content creation, non-profit partnerships, influencer and social media marketing techniques to attract customers to its D2C and corporate sales channels. With an increase in production capacity, the company may expand its marketing efforts through paid advertising campaigns.

The Company employs a salesperson, who specifically focuses on the marine decking aspect of the business. The sales role has been successful in expanding brand awareness, cross selling other products, and providing a steady stream of customers, which keeps the marine decking business operating at full capacity. Once the Company has increased its production capacity, it plans to hire additional salespersons to grow the business.

Strategic partnerships with musicians and influencers such as Hannah Barron, Blue Gabe, Warren Sapp, and Bennie Kendrick have been a successful part of the Company's marketing. These partnerships help introduce the GATR brand to their audience and them to GATR customers.

So far, the Company has been able to grow organically using mostly social media, email campaigns, and word of mouth marketing strategies. Partnerships with non-profit organizations have led to many relationships with corporate customers who purchase products in bulk. These non-profit relationships have been so successful with attracting new corporate customers, that the company is working to become the preferred vendor among non-profit organizations.

The Company's Products and/or Services

The Company's products and services are comprised of four main categories: Coolers, Drinkware, GATR Gear and GATRSkns. The Company endeavors to broaden its product offerings to meet the needs of its customers.

Coolers

The GATR series of coolers produced by the Company are hard-sided, rotomolded coolers which provide for superior durability compared to traditional coolers and have features to increase ice-retention time. These coolers come in a variety of colors and sizes. The Company also produces a soft-sided backpack cooler, the GATR EGG, in two (2) sizes which are designed to prevent leaks and increase ice-retention.

Drinkware

The Company's drinkware products utilize double-walled and vacuum sealed stainless-steel designs to provide high-quality products that maintain desired beverage temperatures. Currently the drinkware product line includes the 20oz. Camp Cup and GATR Stainless Steel Coozie.

GATR Gear

The Company offers various GATR-branded hats and shirts with designs associated with an outdoor lifestyle.

GATRSkn

GATRSkn is a customizable adhesive pad or "skin" that is designed to withstand the elements and an active outdoor lifestyle. GATRSkn can be placed on nearly any flat surface and has been used as lid pads for our coolers, on RVs, on golfcarts, and around pool areas. The Company has also utilized the GATRSkn's versatility by starting a marine decking line of business. This service provides customers with a fully customized boat deck that is non-skid, non-absorbing, and easy to clean. The Company also offers custom vinyl products such as banners, stickers, and wraps.

Product Roadmap

The Company will continue to build out a robust product line of merchandise designed to support active outdoor lifestyles, but it will attempt to use discretion in choosing to develop or launch new products. It may phase out some existing products and focus on the best-selling products in each category. The Company's strategy is to focus (with sufficient funding) on increasing inventory supply and developing a market and building demand for its products.

The Company determines what to launch or discontinue based on combination of factors, which include the following: (i) what is not currently found in its existing product lineup; what is most highly requested from its customers based on their feedback; (ii) what innovation will make its offerings more functional; (iii) what offers higher margins and frequency of purchase; (iv) what offers an opportunity with little competition in the marketplace; (v) what is most in-line with the GATR brand experience; and (vi) what offers its customers increased performance, among other factors. In addition, the Company may re-design products based on marketing and demographic research, may revise products to find lower cost materials or higher quality materials or deal with any supply chain issues that might arise.

Competition

The markets in which the Company's products are sold are highly competitive. The Company's products compete against similar products of many large and small companies, including well-known competitors like YETI, RTIC, Pelican, ORCA, and K2. In many of the markets and industry segments in which the Company sells products, the Company competes against other branded products as well as retailers' private-label brands. Product quality, performance, value, and image are also important differentiating factors.

Customer Base

The Company's target customer is an active individual who embraces the outdoors and activities such as hunting and fishing. The Company's target customers are usually ready to upgrade from mass market and retail goods to a more premium or custom product. The Company believes that this customer is looking for high-quality products that are reasonably priced. The Company sells to customers across the United States and even internationally, shipping products over 2,500,000 miles in 2021.

Supply Chain

The Company primarily relies on domestic and foreign third-party suppliers of materials used in its products. In addition, the Company primarily relies on contract manufacturers to produce its products. The Company handles its warehousing and distribution through its facility in Thibodaux.

Employees

The Company currently has nine (9) full-time employees, and one (1) part-time employee. In addition to its officers, the Company employs an accountant, salesperson, store manager, warehouse manager, graphic designer, CNC operator and part-time assistant.

Litigation

From time to time the Company may be involved in litigation relating to claims arising out of the operations of the normal course of business.

RISK FACTORS

The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business. The risks listed do not necessarily comprise all those associated with an investment in the Company and are not set out in any particular order of priority.

In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Relating to the Company

The business depends on maintaining and strengthening its brand to generate and maintain ongoing demand for its products, and a significant reduction in such demand could harm its results of operations.

The GATR name and premium brand image are integral to the growth of its business, as well as to the implementation of its strategies for expanding its business. Its success depends on the value and reputation of its brand, which, in turn, depends on factors such as the quality, design, performance, functionality, and durability of its products, the image of its e-commerce platform and retail partner floor spaces, its communication activities, including advertising, social media, and public relations, and its management of the customer experience, including direct interfaces through customer service. Maintaining, promoting, and positioning its brand are important to expanding its customer base and will depend largely on the success of its marketing and merchandising efforts and its ability to provide consistent, high-quality customer experiences. The Company intends to continue making substantial investments in these areas to maintain and enhance its brand, and such investments may not be successful. Ineffective marketing, negative publicity, product diversion to unauthorized distribution channels, product or manufacturing defects, counterfeit products, unfair labor practices, and failure to protect the intellectual property rights in its brand are some of the potential threats to the strength of its brand, and those and other factors could rapidly and severely diminish customer confidence in it.

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Furthermore, these factors could cause its customers to lose the personal connection they feel with the GATR brand. The Company believes that maintaining and enhancing its brand image in its current markets and in new markets where it has limited brand recognition is important to expanding its customer base. If it is unable to maintain or enhance its brand in current or new markets, its growth strategy and results of operations could be harmed.

If the Company is unable to successfully design, develop and market new products, its business may be harmed.

The market for products in the outdoor and recreation products industry is characterized by new product introductions, frequent enhancements to existing products, and changing customer demands, needs and preferences. To maintain and increase sales, it must continue to introduce new products and improve or enhance its existing products on a timely basis to respond to new and evolving consumer preferences. The success of its new and enhanced products depends on many factors, including anticipating consumer preferences, finding innovative solutions to consumer problems, differentiating its products from those of its competitors, and maintaining the strength of its brand. The design and development of its products is costly, and it typically has several products in development at the same time. Problems in the design or quality of its products, or delays in product introduction, may harm its brand, business, financial condition, and results of operations. Any new products that it develops and markets may not generate sufficient revenues to recoup their development, production, marketing, selling and other costs.

The business could be harmed if the Company is unable to accurately forecast its results of operations and growth rate.

The company may not be able to accurately forecast its results of operations and growth rate. Forecasts are particularly challenging as it expands into new markets and geographies, develop and market new products, and face further uncertainty related to the duration and impact of the COVID-19 pandemic and its effects, including the impact of global supply chain constraints. The Company's historical sales, expense levels, and profitability may not be an appropriate basis for forecasting future results.

Failure to accurately forecast the Company's results of operations and growth rate could cause it to make poor operating decisions and it may not be able to adjust in a timely manner. Consequently, actual results could be materially lower than anticipated. Even if the markets in which it competes expand, it cannot assure you that its business will grow at similar rates, if at all. Furthermore, if it fails to accurately forecast its results of operations and growth rate, it may experience excess inventory levels or a shortage of products to deliver to its customers. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair its brand image and harm its gross margin. In addition, if it underestimates its growth rate and the demand for its products, its manufacturers may not be able to produce products to meet its customer requirements, and this could result in delays in the shipment of its products and its ability to recognize revenue, lost sales, as well as damage to its reputation and retailer and distributor relationships.

The Company may not be able to effectively manage its growth.

As the Company grows its business, slower growing or reduced demand for its products, increased competition, a decrease in the growth rate of its overall market, failure to develop and successfully market new products, or the maturation of its business or market could harm its business. The Company has made and expects to continue to make significant investments in its research and development and sales and marketing organizations, expand its operations and infrastructure both domestically and internationally, design and develop new products, and enhance its existing products. In addition, in connection with operating as a public company, it will incur significant additional legal, accounting, and other expenses that it did not incur as a private company. If its sales do not increase at a sufficient rate to offset these increases in its operating expenses, its profitability may decline in future periods.

If the Company fails to attract new customers, or fails to do so in a cost-effective manner, it may not be able to increase sales.

The Company's success depends, in part, on its ability to attract customers in a cost-effective manner. To expand its customer base, it must appeal to and attract customers ranging from serious outdoor enthusiasts to individuals who simply value products of uncompromising quality and design. The Company has made, and expects that it will continue to make, significant investments in attracting new customers, including through corporate partnerships, traditional, digital, and social media, and participation in, and sponsorship of, community events. Marketing campaigns can be expensive and may not result in the cost-effective acquisition of customers. Further, as its brand becomes more widely known, future marketing campaigns may not attract new customers at the same rate as past campaigns. If the Company is unable to attract new customers, or fails to do so in a cost-effective manner, its growth could be slower than it expects, and its business will be harmed.

The Company's growth depends, in part, on expanding into additional consumer markets, and it may not be successful in doing so.

The Company believes that its future growth depends not only on continuing to reach its current core demographic, but also continuing to broaden its retail partner and customer base. In these markets, it may face challenges that are different from those it currently encounters, including competition, merchandising, distribution, hiring, and other difficulties. It may also encounter difficulties in attracting customers due to a lack of consumer familiarity with or acceptance of its brand, or a resistance to paying for premium products. The Company continues to evaluate marketing efforts and other strategies to expand the customer base for its products. In addition, although it is investing in sales and marketing activities to further penetrate newer regions, the Company cannot assure stockholders that it will be successful. If it is not successful, its business and results of operations may be harmed.

The markets in which the Company competes are highly competitive and include numerous other brands and retailers that offer a wide variety of products that compete with its products; if it fails to compete effectively, it could lose its market position.

The markets in which the Company competes are highly competitive, with low barriers to entry. Numerous other brands and retailers offer a wide variety of products that compete with its coolers, drinkware, and other products, including its bags, storage, and outdoor lifestyle products and accessories. Competition in these product markets is based on a number of factors including product quality, performance, durability, styling, brand image and recognition, and price. The Company's competitors may be able to develop and market higher quality products that compete with its products, sell their products for lower prices, adapt to changes in consumers' needs and preferences more quickly, devote greater resources to the design, sourcing, distribution, marketing, and sale of their products, or generate greater brand recognition than GATR. In addition, as it expands into new product categories it may face different and, in some cases, more formidable competition. The Company believes many of its competitors and potential competitors have significant competitive advantages, including longer operating histories, ability to leverage their sales efforts and marketing expenditures across a broader portfolio of products, global product distribution, larger and broader retailer bases, more established relationships with a larger number of suppliers and manufacturing partners, greater brand recognition, larger or more effective brand ambassador and endorsement relationships, greater financial strength, larger research and development teams, larger marketing budgets, and more distribution and other resources than it does. Some of its competitors may aggressively discount their products or offer other attractive sales terms to gain market share, which could result in pricing pressures, reduced profit margins, or lost market share. If the Company is not able to overcome these potential competitive challenges, effectively market its current and future products, and otherwise compete effectively against its current or potential competitors, its prospects, results of operations, and financial condition could be harmed.

If the Company is unable to protect or preserve its brand image and proprietary rights, its business may be harmed.

The Company relies significantly on trade secrets, trade and service marks, trade dress, and the strength of its brand. The Company regards its patents, trade dress, trademarks, copyrights, trade secrets, and similar proprietary rights as critical to its success. Nevertheless, the steps it takes to protect its proprietary rights against infringement or other violation may be inadequate, and it may experience difficulty in effectively limiting the unauthorized use of its patents, trademarks, trade dress, and other intellectual property and proprietary rights worldwide. The Company also cannot guarantee that others will not independently develop technology with the same or similar function to any proprietary technology it relies on to conduct its business and differentiate itself from its competitors. Because a significant portion of its products are manufactured overseas in countries where counterfeiting is more prevalent, and it intends to increase its sales overseas over the long term, it may experience increased counterfeiting of its products. Unauthorized use or invalidation of its patents, trademarks, copyrights, trade dress, trade secrets, or other intellectual property or proprietary rights may cause significant damage to its brand and harm its results of operations.

There can be no assurance that it will be adequately protected in all countries in which it conducts its business or that it will prevail when defending its patent, trademark, and proprietary rights. Additionally, the Company could incur significant costs and management distraction in pursuing claims to enforce its intellectual property rights through litigation and defending any alleged counterclaims. If it is unable to protect or preserve the value of its patents, trade dress, trademarks, copyrights, or other intellectual property rights for any reason, or if it fails to maintain its brand image due to actual or perceived product or service quality issues, adverse publicity, governmental investigations or litigation, or other reasons, its brand and reputation could be damaged, and its business may be harmed.

The Company relies on third-party contract manufacturers, and problems with, or loss of, its suppliers or an inability to obtain raw materials could harm its business and results of operations.

The Company's products are primarily produced by third-party contract manufacturers. It faces the risk that these third-party contract manufacturers may not produce and deliver the Company's products on a timely basis or at all. It may experience operational difficulties with its manufacturers. These difficulties could include reductions in the availability of production capacity, errors in complying with product specifications and regulatory and customer requirements, insufficient quality control, failures to meet production deadlines, failure to achieve its product quality standards, increases in costs of materials, and manufacturing or other business interruptions. The ability of its manufacturers to effectively satisfy its production requirements could also be impacted by manufacturer financial difficulty or damage to their operations caused by fire, terrorist attack, riots, natural disaster, public health issues such as the COVID-19 pandemic (or other future pandemics or epidemics), or other events. The failure of any manufacturer to perform to its expectations could result in supply shortages or delays for certain products and harm its business. If the Company experiences significantly increased demand, or if it needs to replace an existing manufacturer due to lack of performance, it may be unable to supplement or replace its

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manufacturing capacity on a timely basis or on terms that are acceptable to it, which may increase its costs, reduce its margins, and harm its ability to deliver its products on time. For certain of its products, it may take a significant amount of time to identify and qualify a manufacturer that has the capability and resources to produce its products to its specifications in sufficient volume and satisfy its service and quality control standards.

The capacity of the Company's manufacturers to produce its products is also dependent upon the availability of raw materials. Its manufacturers may not be able to obtain a sufficient supply of raw materials, which could result in delays in deliveries of its products by its manufacturers or increased costs. Any shortage of raw materials or inability of a manufacturer to produce or ship its products in a timely manner, or at all, could impair its ability to ship orders of its products in a cost-efficient, timely manner and could cause it to miss the delivery requirements of its customers. As a result, the Company could experience cancellations of orders, refusals to accept deliveries, or reductions in its prices and margins, any of which could harm its financial performance, reputation, and results of operations.

If the Company fails to timely and effectively obtain shipments of products from its manufacturers and deliver products to its customers, its business and results of operations could be harmed.

The Company's business depends on its ability to source and distribute products in a timely manner. However, it cannot control all of the factors that might affect the timely and effective procurement of its products from its third-party contract manufacturers and the delivery of its products to its customers.

Its third-party contract manufacturers ship most of its products to its distribution center in Thibodaux, Louisiana. The Company's reliance on only one geographical location for its distribution center makes it more vulnerable to natural disasters, weather-related disruptions, accidents, system failures, public health issues such as the COVID-19 pandemic (or other future pandemics or epidemics), or other unforeseen events that could delay or impair its ability to fulfill retailer orders and/or ship merchandise purchased on its website, which could harm its sales. The Company imports its products, and it is also vulnerable to risks associated with products manufactured abroad, including, among other things: (a) risks of damage, destruction, or confiscation of products while in transit to its distribution centers; and (b) transportation and other delays in shipments, including as a result of heightened security screening, port congestion, container and labor shortages, and inspection processes or other port-of-entry limitations or restrictions in the United States. To meet demand for a product, it may choose in the future, to arrange for additional quantities of the product, if available, to be delivered through air freight, which is significantly more expensive than standard shipping by sea and, consequently, could harm its gross margins. Failure to procure its products from its third-party contract manufacturers and deliver merchandise to its retail partners and D2C channel in a timely, effective, and economically viable manner could reduce its sales and gross margins, damage its brand, and harm its business.

The Company also relies on the timely and free flow of goods through open and operational ports from its suppliers and manufacturers. Labor disputes or disruptions at ports, its common carriers, or its suppliers or manufacturers could create significant risks for its business, particularly if these disputes result in work slowdowns, lockouts, strikes, or other disruptions during periods of significant importing or manufacturing, potentially resulting in delayed or canceled orders by customers, unanticipated inventory accumulation or shortages, and harm to its business, results of operations, and financial condition.

In addition, it relies upon independent land-based and air freight carriers for product shipments from its distribution centers to its retail partners and customers who purchase through its D2C channel. The Company may not be able to obtain sufficient freight capacity on a timely basis or at favorable shipping rates and, therefore, may not be able to receive products from suppliers or deliver products to retail partners or customers in a timely and cost-effective manner.

Accordingly, the Company is subject to the risks, including labor disputes, union organizing activity, inclement weather, public health crises such as the COVID-19 pandemic (or other future pandemics or epidemics), and increased transportation costs, associated with its third-party contract manufacturers' and carriers' abilities to provide products and services to meet its requirements. In addition, if the cost of fuel rises, the cost to deliver products may rise, which could harm its profitability.

The Company's business is subject to the risk of manufacturer concentrations.

The Company depends on a limited number of third-party contract manufacturers for the sourcing of its products. As a result of this concentration in its supply chain, its business and operations would be negatively affected if any of its key manufacturers were to experience significant disruption affecting the price, quality, availability, or timely delivery of products. The Company's manufacturers could also be acquired by its competitors and may become its direct competitors, thus limiting or eliminating its access to manufacturing capacity. The partial or complete loss of its key manufacturers, or a significant adverse change in its relationship with any of these manufacturers, could result in lost sales, added costs, and distribution delays that could harm its business and customer relationships.

The Company's results of operations could be materially harmed if it is unable to accurately forecast demand for its products.

To ensure an adequate inventory supply, the Company must forecast inventory needs and place orders with its manufacturers before firm orders are placed by its customers. If it fails to accurately forecast customer demand, it may experience excess inventory levels or a shortage of products to deliver to its customers. Factors that could affect its ability to accurately forecast demand for its products include: (a) an increase or decrease in consumer demand for its products; (b) its failure to accurately forecast consumer acceptance for its new products; (c) product introductions by competitors; (d) unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders or at-once orders placed by retailers; (e) the impact on consumer demand due to unseasonable weather conditions; (f) weakening of economic conditions or consumer confidence in future economic conditions, which could reduce demand for discretionary items, such as its products; and (g) terrorism or acts of war, or the threat thereof, or political or labor instability or unrest, riots, public health crises such as the COVID-19 pandemic (or other future pandemics or epidemics), or xenophobia resulting therefrom, which could adversely affect consumer confidence and spending or interrupt production and distribution of product and raw materials.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair its brand image and harm its gross margin. In addition, if the Company underestimates the demand for its products, its manufacturers may not be able to produce products to meet its customer requirements, and this could result in delays in the shipment of its products and its ability to recognize revenue, lost sales, as well as damage to its reputation and retailer and distributor relationships.

Difficulty in forecasting demand also makes it difficult to estimate the Company's future results of operations and financial condition from period to period. A failure to accurately predict the level of demand for its products could adversely impact its profitability or cause it not to achieve its expected financial results.

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The Company's profitability may decline as a result of increasing pressure on pricing.

The Company's industry is subject to significant pricing pressure caused by many factors, including intense competition and changes in consumer demand. These factors may cause it to reduce its prices to customers or engage in more promotional activity than it anticipates, which could negatively impact its margins and cause its profitability to decline if it is unable to offset price reductions with comparable reductions in its operating costs. This could materially harm its results of operations and financial condition. In addition, ongoing and sustained promotional activities could harm its brand image.

The Company relies on a series of purchase orders with its manufacturers. Some of these relationships are not exclusive, which means that these manufacturers could produce similar products for the Company's competitors.

The Company relies on a series of purchase orders with its manufacturers. With all of its manufacturers, it faces the risk that they may fail to produce and deliver its products on a timely basis, or at all, or comply with its quality standards. In addition, its manufacturers may raise prices in the future, which would increase its costs and harm its margins. Even those manufacturers with whom it has purchase orders may breach these agreements, and it may not be able to enforce its rights under these agreements or may incur significant costs attempting to do so. As a result, it cannot predict with certainty its ability to obtain finished products in adequate quantities, of required quality and at acceptable prices from its manufacturers in the future. Any one of these risks could harm its ability to deliver its products on time, or at all, damage its reputation and its relationships with its retail partners and customers, and increase its product costs, thereby reducing its margins.

In addition, except in some situations where it has a supply contract, its arrangements with its manufacturers are not exclusive. As a result, its manufacturers could produce similar products for its competitors, some of which could potentially purchase products in significantly greater volume. Further, while certain of its long-term contracts stipulate contractual exclusivity, those manufacturers could choose to breach their agreements with the Company and work with its competitors. The Company's competitors could enter into restrictive or exclusive arrangements with its manufacturers that could impair or eliminate its access to manufacturing capacity or supplies.

Fluctuations in the cost and availability of raw materials, equipment, labor, and transportation could cause manufacturing delays or increase its costs.

The price and availability of key components used to manufacture the Company's products, including polyethylene, polyurethane foam, stainless-steel, polyester fabric, zippers, and other plastic materials and coatings, as well as manufacturing equipment and molds, may fluctuate significantly. In addition, the cost of labor at its third-party contract manufacturers could increase significantly. Fluctuations in the cost and availability of any of the Company's raw materials or other sourcing or transportation costs related to its raw materials or products could harm its gross margins and its ability to meet customer demand. If it is unable to successfully mitigate a significant portion of these product cost increases or fluctuations, its results of operations could be harmed.

Many of the Company's products are manufactured by third parties outside of the United States, and its business may be harmed by legal, regulatory, economic, political, and public health risks associated with international trade and those markets.

The Company's reliance on suppliers and manufacturers in foreign markets creates risks inherent in doing business in foreign jurisdictions, including: (a) the burdens of complying with a variety of foreign laws and regulations, including trade and labor restrictions and laws relating to the importation and taxation of goods; (b) weaker protection for intellectual property and other legal rights than in the United States, and practical difficulties in enforcing intellectual property and other rights outside of the United States; (c) compliance with U.S. and foreign laws relating to foreign operations, including the U.S. Foreign Corrupt Practices Act ("**FCPA**"), the UK Bribery Act 2010 ("**Bribery Act**"), regulations of the U.S. Office of Foreign Assets Controls ("**OFAC**"), and U.S. anti-money laundering regulations, which respectively prohibit U.S. companies from making improper payments to foreign officials for the purpose of obtaining or retaining business, operating in certain countries, or maintaining business relationships with certain restricted parties as well as engaging in other corrupt and illegal practices; (d) economic and political instability and acts of terrorism in the countries where its suppliers are located; (e) public health crises, such as pandemics and epidemics, in the countries where its suppliers and manufacturers are located; (f) transportation interruptions or increases in transportation costs; and (g) the imposition of tariffs or non-tariff barriers on components and products that it imports into the United States or other markets. For example, the COVID-19 outbreak resulted in increased travel restrictions, supply chain disruptions, and extended shutdown of certain businesses around the globe. The COVID-19 pandemic or any further political developments or health concerns in markets in which its products are manufactured could result in social, economic and labor instability, adversely affecting the supply of its products and, in turn, its business, financial condition, and results of operations. Further, it cannot assure stockholders that its managers, employees, representatives, manufacturers, or suppliers have not engaged and will not engage in conduct for which it may be held responsible, nor can it assure stockholders that its manufacturers, suppliers, or other business partners have not engaged and will not engage in conduct that could materially harm their ability to perform their contractual obligations to it or even result in its being held liable for such conduct. Violations of the FCPA, the Bribery Act, OFAC restrictions, or other export control, anti-corruption, anti-money laundering, and anti-terrorism laws or regulations may result in severe criminal or civil penalties, and it may be subject to other related liabilities, which could harm its business, financial condition, cash flows, and results of operations.

As current tariffs are implemented, or if additional tariffs or other restrictions are placed on foreign imports or any related countermeasures are taken by other countries, its business and results of operations could be harmed.

Most of the Company's imported products are subject to duties, indirect taxes, quotas, and non-tariff trade barriers that may limit the quantity of products that it may import into the U.S. and other countries or may impact the cost of such products. To maximize opportunities, it relies on free trade agreements and other supply chain initiatives, and, as a result, it is subject to government regulations and restrictions with respect to its cross-border activity. Additionally, the Company is subject to government regulations relating to importation activities, including related to U.S. Customs and Border Protection ("**CBP**") withhold release orders. The imposition of taxes, duties and quotas, the withdrawal from or material modification to trade agreements, and/or if CBP detains shipments of its goods pursuant to a withhold release order could have a material adverse effect on its business, results of operations and financial condition.

Current and additional tariffs have the potential to significantly raise the cost of its products. In such a case, there can be no assurance that the Company will be able to shift manufacturing and supply agreements to non-impacted countries, including the United States, to reduce the effects of the tariffs. As a result, it may suffer margin erosion or be required to raise its prices, which may result in the loss of customers, negatively impact its results of operations, or otherwise harm its business. In addition, the imposition of tariffs on products that it exports to international markets could make such products more expensive compared to those of its competitors if it passes related additional costs on to its customers, which may also result in the loss of customers, negatively impact its results of operations, or otherwise harm its business.

If the Company's plans to increase sales through its D2C channel are not successful, its business and results of operations could be harmed.

Part of the Company's growth strategy involves increasing sales through its D2C channel. The level of customer traffic and volume of customer purchases through its website or other e-commerce initiatives are substantially dependent on its ability to provide a content-rich and user-friendly website, a hassle-free customer experience, sufficient product availability, and reliable, timely delivery of its products. If it is unable to maintain and increase customers' use of its website, allocate sufficient product to its website, and increase any sales through its website, its business, and results of operations could be harmed.

If the Company's independent suppliers and manufacturing partners do not comply with ethical business practices or with applicable laws and regulations, its reputation, business, and results of operations could be harmed.

The Company's reputation and its customers' willingness to purchase its products depend in part on its suppliers', manufacturers', and retail partners' compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. It does not exercise control over its suppliers, manufacturers, and retail partners and cannot guarantee their compliance with ethical and lawful business practices. If its suppliers, manufacturers, or retail partners fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, its reputation and brand image could be harmed, and it could be exposed to litigation and additional costs that would harm its business, reputation, and results of operations.

The Company is subject to payment-related risks that may result in higher operating costs or the inability to process payments, either of which could harm its business, financial condition, and results of operations.

For its D2C sales, as well as for sales to certain retail partners, the Company accepts a variety of payment methods, including credit cards, debit cards, electronic funds transfers, electronic payment systems, and gift cards. Accordingly, it is, and will continue to be, subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, as well as electronic payment systems, it pays interchange and other fees, which may increase over time. The Company relies on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to it, or if the cost of using these providers increases, its business could be harmed. The Company is also subject to payment card association operating rules and agreements, including data security rules and agreements, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for it to comply. If the Company fails to comply with these rules or requirements, or if its data security systems are breached or compromised, it may be liable for losses incurred by card issuing banks or customers, subject to fines and higher transaction fees, lose its ability to accept credit or debit card payments from its customers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply could significantly harm its brand, reputation, business, financial condition, and results of operations.

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The Company may become involved in legal or regulatory proceedings and audits.

The Company's business requires compliance with many laws and regulations, including labor and employment, sales and other taxes, customs, and consumer protection laws and ordinances that regulate retailers generally and/or govern the importation, promotion, and sale of merchandise, and the operation of stores and warehouse facilities. Failure to comply with these laws and regulations could subject it to lawsuits and other proceedings, and could also lead to damage awards, fines, and penalties. It may become involved in a number of legal proceedings and audits, including government and agency investigations, and consumer, employment, tort, and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require it to take, or refrain from taking, actions that could harm its operations or require it to pay substantial amounts of money, harming its financial condition and results of operations. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management's attention and resources, harming its business, financial condition, and results of operations. Any pending or future legal or regulatory proceedings and audits could harm its business, financial condition, and results of operations.

The Company's business involves the potential for product recalls, product liability, and other claims against it, which could adversely affect its reputation, earnings, and financial condition.

As a designer, marketer, retailer, and distributor of consumer products, the Company is subject to the United States Consumer Products Safety Act of 1972, as amended by the Consumer Product Safety Improvement Act of 2008, which empowers the Consumer Products Safety Commission to exclude from the market products that are found to be unsafe or hazardous, and similar laws under foreign jurisdictions. Although it extensively and rigorously tests new and enhanced products, there can be no assurance the Company will be able to detect, prevent, or fix all defects. Under certain circumstances, the Consumer Products Safety Commission or comparable foreign agency could require it to repurchase or recall one or more of its products. Additionally, laws regulating consumer products exist in states and some cities, as well as other countries in which it sells its products, and more restrictive laws and regulations may be adopted in the future. Any repurchase or recall of its products, monetary judgment, fine or other penalty could be costly and damaging to its reputation. If the Company were required to remove, or voluntarily removes, its products from the market, its reputation could be tarnished, and it may have large quantities of finished products that it could not sell.

The Company also faces exposure to product liability claims and unusual or significant litigation in the event that one of its products is alleged to have resulted in bodily injury, property damage, or other adverse effects. In addition to the risk of monetary judgments or other penalties that may result from product liability claims, such claims could result in negative publicity that could harm its reputation in the marketplace, adversely impact its brand, or result in an increase in the cost of producing its products. As a result, these types of claims could have a material adverse effect on its business, results of operations, and financial condition.

The Company's business is subject to the risk of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by problems such as terrorism, public health crises, cyberattacks, or failure of key information technology systems.

The Company's business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, riots, public health crises, human errors, criminal acts, and similar events. For example, a significant natural disaster, such as an earthquake, fire, or flood, could harm its business, results of operations, and financial condition, and its insurance coverage may be insufficient to compensate it for losses that may occur. Its offices and distribution center are located in Louisiana, a state that frequently experiences floods and storms. In addition, the facilities of its suppliers and where its manufacturers produce its products are located in parts of Asia that frequently experience typhoons and earthquakes. Acts of terrorism and public health crises, such as the current COVID-19 pandemic (or other future pandemics or epidemics), could also cause disruptions in its or its suppliers', manufacturers', and logistics providers' businesses or the economy as a whole. The COVID-19 pandemic has significantly impacted the global supply chain, with restrictions and limitations on related activities causing disruption and delay, and the likely overall impact of the COVID-19 pandemic is viewed as highly negative to the general economy. These disruptions and delays have strained certain domestic and international supply chains, which have affected and could continue to negatively affect the flow or availability of certain of its products. The Company may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting Louisiana. The Company's servers are also vulnerable to computer viruses, criminal acts, denial-of- service attacks, ransomware, and similar disruptions from unauthorized tampering with its computer systems, which could lead to interruptions, delays, or loss of critical data. As it relies heavily on its information technology and communications systems and the Internet to conduct its business and provide high-quality customer service, these disruptions could harm its ability to run its business and either directly or indirectly disrupt its suppliers' or manufacturers' businesses, which could harm its business, results of operations, and financial condition.

The Company is subject to many hazards and operational risks that can disrupt its business, some of which may not be insured or fully covered by insurance.

The Company's operations are subject to many hazards and operational risks inherent to its business, including: (a) general business risks; (b) product liability; (c) product recall; and (d) damage to third parties, its infrastructure, or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, riots, public health crises such as the current COVID-19 pandemic (and other future pandemics or epidemics), human errors, and similar events.

Its insurance coverage may be inadequate to cover its liabilities related to such hazards or operational risks. In addition, the Company may not be able to maintain adequate insurance in the future at rates it considers reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as its current arrangements. The occurrence of a significant uninsured claim or a claim in excess of the insurance coverage limits maintained by it could harm its business, results of operations, and financial condition.

Risks Related to Market and Global Economic Conditions

The Company's net sales and profits depend on the level of customer spending for its products, which is sensitive to general economic conditions and other factors; during a downturn in the economy, consumer purchases of discretionary items are affected, which could materially harm its sales, profitability, and financial condition.

The Company's products are discretionary items for customers. Therefore, the success of its business depends significantly on economic factors and trends in consumer spending. There are a number of factors that influence consumer spending, including actual and perceived economic conditions, consumer confidence, disposable consumer income, consumer credit availability, unemployment, and tax rates in the markets where it sells its products. Consumers also have discretion as to where to spend their disposable income and may choose to purchase other items or services if it does not continue to provide authentic, compelling, and high-quality products at appropriate price points. As global economic conditions continue to be volatile and economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to declines. Any of these factors could harm discretionary consumer spending, resulting in a reduction in demand for its premium products, decreased prices, and harm to its business and results of operations. Moreover, consumer purchases of discretionary items, such as its products, tend to decline during recessionary periods when disposable income is lower or during other periods of economic instability or uncertainty, which may slow its growth more than it anticipates. A downturn in the economies in markets in which it sells its products may materially harm its sales, profitability, and financial condition.

Risks Related to the Company's Financial Condition

The Company depends on cash generated from its operations to support its growth, and it may need to raise additional capital, which may not be available on terms acceptable to it or at all.

The Company primarily relies on cash flow generated from its sales to fund its current operations and its growth initiatives. As it expands its business, it will need significant cash from operations to purchase inventory, increase its product development, expand its manufacturer and supplier relationships, pay personnel, and further invest in its sales and marketing efforts. If its business does not generate sufficient cash flow from operations to fund these activities and sufficient funds are not otherwise available from its current or future credit facility, it may need additional equity or debt financing. If such financing is not available to it on satisfactory terms, its ability to operate and expand its business or to respond to competitive pressures could be harmed. Moreover, if it raises additional capital by issuing equity securities or securities convertible into equity securities, the ownership of its existing stockholders may be diluted. The holders of new securities may also have rights, preferences or privileges which are senior to those of existing holders of common stock. In addition, any indebtedness it incurs may subject it to covenants that restrict its operations and will require interest and principal payments that could create additional cash demands and financial risk for it.

If the Company's goodwill, other intangible assets, or fixed assets become impaired, it may be required to record a charge to its earnings.

The Company may be required to record future impairments of goodwill, other intangible assets, or fixed assets to the extent the fair value of these assets falls below their book value. Its estimates of fair value are based on assumptions regarding future cash flows, gross margins, expenses, discount rates applied to these cash flows, and current market estimates of value. Estimates used for future sales growth rates, gross profit performance, and other assumptions used to estimate fair value could cause it to record material non-cash impairment charges, which could harm its results of operations and financial condition.

Risks Related to the Company's Securities

The Class B Common Stock was offered on a "Best Efforts" basis and the Company may not have raised the maximum amount being offered.

Since the offering by the Company of the Class B Common Stock (the "*Offering*") was conducted on a "best efforts" basis, there was no assurance that the Company would sell enough Class B Common Stock to meet its capital needs. If you purchased Class B Common Stock in the Offering, you did so without any assurance that the Company raised enough money to satisfy the full Use of Proceeds which the Company outlined in its Form C or to meet the Company's working capital needs.

21

You did not invest directly in the Company, but in a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permitted us to use a "special purpose vehicle" or "SPV" in the Offering. That means that you invested in GATR CF Investors SPV, LLC, became a member of the SPV, and that investment purchased our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Class B Common Stock. However, it may not always be possible to replicate those rights exactly, because the SPV is a limited liability company formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "Ownership and Capital Structure." The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications, and unexpected risks in that process.

The investment in the Company's shares of Class B Common Stock could result in a loss of your entire investment.

An investment in the Company's Class B Common Stock offered in the Offering involves a high degree of risk, and it remains true that your entire investment in the Class B Common Stock could be lost. You may not be able to liquidate your investment for any reason in the near future.

There is no public trading market for the Company's securities.

At present, there continues to be no active trading market for the Company's securities and the Company cannot ensure that a trading market will develop. The Company's securities have no trading symbol. There may never be a trading market available for the Class B Common Stock. As a result, you should be prepared to hold your securities indefinitely. In the event that the Class B Common Stock remains untradeable indefinitely, the value of your Class B Common Stock would be materially adversely affected. In addition, even if a trading market develops, there is absolutely no assurance that the Class B Common Stock could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied.

GATR Holdings Inc. controls the operations and ownership of the Company, meaning that minority stockholders will have no control over the Company's operations.

GATR Holdings Inc. is the parent company of the Company and owns 100% of the equity securities of the Company. GATR Holdings Inc. has significantly more assets than those of the Company. The Company's assets only include assets relating to the assets described in the section entitled "Business and Anticipated Business Plan."

The Company has made assumptions in its projections and in forward-looking statements that may not be accurate.

The discussions and information in this Annual Report may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "plans," "attempts," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology.

Stockholders should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Annual Report, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Annual Report contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Annual Report or in other reports issued by the Company or by third-party publishers.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given that the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Class B Common Stock, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that this Annual Report is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to the Company's Securities. The U.S. Securities and Exchange Commission has not reviewed this Annual Report, nor any document or literature related to this Annual Report.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

Upon investing in the Offering, you, as an investor, agreed to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

Investors in the Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in the Offering are bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the subscription agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warranted that the investor reviewed the waiver with his or her legal counsel, and knowingly and voluntarily waived the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You were advised to consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Shares of Class B Common Stock are subject to Drag Along Rights.

The Company's Class B Common Stock are subject to drag along rights whereby you may, under certain circumstances, be forced to participate in the sale or merger of the Company even if you do not want to sell their securities. For full details on the drag along rights, see the Company's Stockholders Agreement and First Amended and Restated Bylaws.

Shares of Class B Common Stock are presently subject to a Right of First Refusal.

The Company's Class B Common Stock is presently subject to a right of first refusal. This means that you are not allowed to sell, transfer, pledge, or hypothecate the Class B Common Stock in any manner whatsoever without first making the same offer to the Company and holders of Class A Common Stock. If any such attempt is made without adhering to the rights of first refusal, any sale, transfer, pledge, or hypothecation will not be recognized, and can be voided in its entirety.

The offering price for the Class B Common Stock was determined by the Company.

The price at which the Class B Common Stock was offered was arbitrarily determined by the Company. There was no relationship between the Offering price and the Company's assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the Securities was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Company's future prospects and needs, research on other companies that have been acquired, which was not scientific and was anecdotal only, and the Company's capital structure. The prices did not necessarily accurately reflect the actual value of the Class B Common Stock or the price that may be realized upon disposition of the Class B Common Stock, or at which the Class B Common Stock might trade in a marketplace, if one develops.

The Class B Common Stock has no protective provisions.

The Class B Common Stock has no protective provisions. As such, you will not be afforded protection, by any provision of the Class B Common Stock or as a Stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Class B Common Stock does not provide you with any protection. In addition, there are no provisions attached to the Class B Common Stock that would permit you to require the Company to repurchase the Class B Common Stock in the event of a takeover, recapitalization or similar transaction involving the Company.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Class B Common Stock, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Class B Common Stock for you, there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

General Risk Factors

The Company's future success depends on the continuing efforts of its management and key employees, and on its ability to attract and retain highly skilled personnel and senior management.

The Company depends on the talents and continued efforts of its senior management and key employees. The loss of members of its management or key employees may disrupt its business and harm its results of operations. Furthermore, its ability to manage further expansion will require it to continue to attract, motivate, and retain additional qualified personnel. Competition for this type of personnel is intense, and the Company may not be successful in attracting, integrating, and retaining the personnel required to grow and operate its business effectively. There can be no assurance that its current management team or any new members of its management team will be able to successfully execute its business and operating strategies.

If the Company's estimates or judgments relating to its critical accounting policies prove to be incorrect or change significantly, its results of operations could be harmed.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amount of sales and expenses that are not readily apparent from other sources. Its results of operations may be harmed if its assumptions change or if actual circumstances differ from those in its assumptions, which could cause its results of operations to fall below the expectations of securities analysts and investors and could result in a decline in its stock price.

The Company may be the target of strategic transactions, which could divert its management's attention and otherwise disrupt its operations and adversely affect its business.

Other companies may seek to acquire it or enter into other strategic transactions. The Company will consider, discuss, and negotiate such transactions as it deems appropriate. The consideration of such transactions, even if not consummated, could divert management's attention from other business matters, result in adverse publicity or information leaks, and could increase its expenses.

The Company may acquire or invest in other companies, which could divert its management's attention, result in dilution to its stockholders, and otherwise disrupt its operations and harm its results of operations.

In the future, the Company may acquire or invest in businesses, products, or technologies that it believes could complement or expand its business, enhance its capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause it to incur various costs and expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

In any future acquisitions, the Company may not be able to successfully integrate acquired personnel, operations, and technologies, or effectively manage the combined business following the acquisition. It also may not achieve the anticipated benefits from future acquisitions due to a number of factors, including: (a) an inability to integrate or benefit from acquisitions in a profitable manner; (b) unanticipated costs or liabilities associated with the acquisition; (c) the incurrence of acquisition-related costs; (d) the diversion of management's attention from other business concerns; (e) the loss of its or the acquired business' key employees; or (f) the issuance of dilutive equity securities, the incurrence of debt, or the use of cash to fund such acquisitions.

In addition, a significant portion of the purchase price of companies it acquires may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if its acquisitions do not yield expected returns, it may be required to take charges to its results of operations based on this impairment assessment process, which could harm its results of operations.

The Company may be subject to liability if it infringes upon the intellectual property rights of third parties.

Third parties may sue the Company for alleged infringement of their proprietary rights. The party claiming infringement might have greater resources than it does to pursue its claims, and it could be forced to incur substantial costs and devote significant management resources to defend against such litigation, even if the claims are meritless and even if it ultimately prevails. If the party claiming infringement were to prevail, the Company could be forced to modify or discontinue its products, pay significant damages, or enter into expensive royalty or licensing arrangements with the prevailing party. In addition, any payments it is required to make, and any injunction it is required to comply with as a result of such infringement, could harm its reputation and financial results.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

The Company offered Class B Common Stock (non-voting Common Stock) in the Offering. The Company was required to raise an amount equal to or greater than the Target Offering Amount by February 28, 2023 (the "**Offering Deadline**"). If the sum of the investment commitments did not equal or exceed the Target Offering Amount at the offering deadline, no Securities will have been sold in the Offering, all investment commitments would have been cancelled, and all committed funds would have been returned. However, the Target Offering Amount was met by the Offering Deadline.

The Company requests that you please review this Annual Report and the Subscription Agreement (along with all attachments and exhibits thereto), in conjunction with the following summary information.

As an Investor in the Offering, you purchased membership interests in the Co-Issuer, which is the entity holding the Class B Common Stock and which will have the rights of a stockholder of the Company. The Co-Issuer is purchased the following:

> **Class B Common Stock (Non-Voting Common Stock)**
> **Offering Minimum: $250,000**
> **Offering Maximum: $1,235,000**
> **Purchase Price of Security Offered: $26**
> **Offer Period**: **Ended February 28, 2023**

The Class B Common Stock has no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Common Stock being held by the Co-Issuer). The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

The primary documents governing voting and rights of Investors holding the Class B Common Stock are the First Amended and Restated Certificate of Incorporation, dated December 5, 2022 (the "***Restated Certificate***"), attached as **Exhibit C**, the Company's First Amended and Restated Bylaws (the "***Bylaws***") attached as **Exhibit D**, the Stockholders Agreement (the "***Stockholders Agreement,***" together with the Restated Certificate and Bylaws the "**Governing Agreements**") attached as **Exhibit E**. All statements in this Annual Report regarding voting and control of the Class B Common Stock sold in the Offering are qualified in their entirety with reference to the Governing Agreements.

Existing shares of Class A Common Stock outstanding have superior voting rights to the Class B Common Stock sold in the Offering.

Description of Issuer's Securities

General

The Company offered up to $1,235,000 and a minimum of $250,000 worth of its Class B Common Stock. The investment was made through GATR CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company was required to reach its Target Amount of $250,000 by February 28, 2023. Unless the Company raises at least the Target Amount of $250,000 under the Regulation CF offering by February 28, 2023, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Amount prior to February 28, 2023, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,235,000 maximum raise.

The minimum investment per investor was $500.

Co-Issuer

The securities in the Offering were issued by both the Company and the Co-Issuer. The proceeds from the offering were received by the Co-Issuer and invested immediately in the securities issued by the Company. The Co-Issuer is the legal owner of the Class B Common Stock. Investors in the Offering own membership interests in the Co-Issuer, Pursuant to SEC rules, investors received the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company.

Description of the Outstanding Capital Stock of the Company

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our First Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, stockholders should refer to our First Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

The total number of shares which are issued and outstanding are 1,000,000 Class A Common Stock and 20,839 Class B Common Stock. The total number of shares of all classes of stock which the Company has authority to issue is (i) 2,000,000 shares of Class A Common Stock, $0.000001 par value per share (the "***Class A Common Stock***"), (ii) 192,307 shares of Class B Common Stock, $0.000001 par value per share (the "***Class B Common Stock***," together with the Class A Common Stock, the "***Common Stock***") and (iii) 1,000,000 shares of Preferred Stock, $0.000001 par value per share ("***Preferred Stock***").

There are no currently outstanding Preferred shares of the company. However, the Board of Directors of the Company (the "**Board**") is authorized to provide for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof.

The holders of the Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Restated Certificate, that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to the Restated Certificate or pursuant to the General Corporation Law. There is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Shares of Class B Common Stock are non-voting shares of the Company, and the holders of such shares are not entitled to vote on any matter, to the maximum extent permitted by the General Corporation Law. With respect to any matter for which the holders of Class B Common Stock are entitled to vote shares of Class B Common Stock pursuant to the DGCL or other applicable law, the holders of the Class B Common Stock are entitled to one (1) vote for each share of Class B Common Stock, and are required to vote, or cause to be voted, all such shares of Class B Common Stock owned by such holder, at all meetings of stockholders (and written actions in lieu of meetings), and the act of the holders of Class B Common Stock on that matter shall be the affirmative vote of at least a majority of the shares entitled to vote on such matter. For the avoidance of doubt, any reference to the vote or consent of any share of Common Stock without further designation in this Annual Report or the Restated Certificate shall be deemed to exclusively refer to a share of Class A Common Stock, and no such lack of designation shall confer upon any share of Class B Common Stock any voting rights whatsoever.

Co-Issuer

The Co-Issuer is the legal owner of all outstanding Class B Common Stock. Investors in the Regulation CF offering which ended February 28, 2023, own membership interests in the Co-Issuer. Pursuant to SEC rules, holders of membership interests in the Co-Issuer receive the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company.

Restrictions on Transfer of Securities

Any securities sold pursuant to Regulation CF may not be transferred by any person holding such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the holder or the equivalent, to a trust controlled by the holder, to a trust created for the benefit of a member of the family of the holder or the equivalent, or in connection with the death or divorce of the holder or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each holder should be aware that although the securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any capital stock into which they are convertible, such transferring holder must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. In addition, the holder may not transfer the securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Furthermore, upon the event of an IPO, the capital stock into which any securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Furthermore, in addition to the restrictions on transfer under law, the Stockholders Agreement contains restrictions on transfer that requires holders of Class B Common Stock to offer the securities first to the Company and then to holders of Class A Common Stock prior to any transfer that may otherwise be permitted.

Modifications to Rights of Class B Common Stockholders

Since the Class B Common Stockholders hold no voting rights, the Company has broad authority to modify the rights, preferences, privileges, and limitations thereof. To the extent that any such modifications would adversely affect their rights, including by way of increasing or decreasing the number of authorized shares of Class B Common Stock, DGCL § 242(b) requires approval by at least a majority of the Class B Common Stock. However, the Stockholders Agreement executed among all stockholders, as further discussed below, imposes certain voting requirements to ensure that the Company maintains its broad authority to effect the changes that it deems necessary to its operations.

Stockholders Agreement

Many rights that would otherwise be available to holders of Common Stock are limited by the Stockholders Agreement executed by the current stockholders of the Company (the "***Stockholders Agreement***"). The material terms of the Stockholders Agreement that limit, modify, or qualify such rights, are summarized below. Stockholders are encouraged to review the terms of the Stockholders Agreement for more specific details. Terms not defined in this section of this Annual Report have the meaning given in the Stockholders Agreement.

Voting and Control

Holders of Class B Common Stock are not entitled to vote on any matter or to call for an annual or special stockholders meeting. Class B Common Stockholders have no voting or control over any corporate matters of the Company, including additional authorization and issuance of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Members in the Co-Issuer indirectly hold only Class B Common Stock and are completely passive investors.

Each stockholder has agreed to vote or cause to be voted all Shares owned by such stockholder, or over which such stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock or Preferred Stock, as applicable, from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the Preferred Stock outstanding at any given time, or for conversion of outstanding convertible securities.

In the event that the Delaware General Corporation Law or other applicable law requires the holders of Class B Common Stock to vote on any particular matter (including composition of the Board or a Sale of the Company), all stockholders holding Class B Common Stock have agreed to vote, or cause to be voted, all such shares of Class B Common Stock owned by such stockholder, or over which such stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to accomplish the purpose of the Stockholders Agreement. Should any stockholder holding Class B Common Stock refuse or are unable to vote in whatever manner necessary to accomplish the purpose of the Stockholders Agreement, each stockholder has agreed to appoint the Company, or any nominee of the Company, with full power of substitution and resubstituting, as its true and lawful attorney and proxy (its "**Proxy**"), for and in the name place and stead of such stockholder and to vote each of such Class B Common Stock as Proxy, at any annual, special, adjourned or postponed meeting of the Stockholders of the Company, including the right to sign as stockholder to any consent, certificate or other document relating to the Company that Delaware Law may permit or require. Stockholders have agreed that any proxy and power of attorney would be irrevocable and coupled with an interest.

Drag-Along Right

In the event that each of (i) the holders of a Majority of the issued and outstanding shares of Class A Common Stock (voting as a separate class) and (ii) at least a majority of the members of the Board approve a Liquidation Event (as that term is defined in the Governing Agreements), then, in addition to any other vote or consent required by law or the Company's Certificate or Bylaws, each Stockholder has agreed to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to in favor of, and adopt, such Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Liquidation Event as shall reasonably be requested by the Company in order to carry out the terms and provisions of the Stockholders Agreement, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents.

Right of First Refusal

Class B Common Stockholders have granted to the Company a Right of First Refusal to purchase all or any portion of shares of Class B Common Stock that such Stockholder may propose to a transferee, at the same price and on the same terms and conditions as those offered to the transferee. If the Company does not exercise its right as to all offered Shares, then the holders of Class A Common Stock have a right of refusal to purchase all or a portion of their Pro Rata Portion of the offered Shares, at the same price and on the same terms and conditions as those offered to the transferee.

Amendments

The terms of the Stockholders Agreement may not be amended without the consent of a Majority of the shares of Class A Common Stock and Class B Common Stock voting together, provided that any amendment that disproportionately affects a single stockholder may not be approved without the consent of that stockholder. Any failure to assert any rights or limitations under the Stockholders

Agreement is not considered a waiver of that right.

Summary of Differences Between Classes

As established in the Section above titled 'Description of the Outstanding Capital Stock in the Corporation,' there are three classes of shares of stock in the corporation: (i) Class A Common Stock; (ii) Class B Common Stock; and (iii) Preferred Stock. Since no shares of Preferred Stock are currently issued and outstanding, this Section only provides a comparison between the Class A Common Stock and Class B Common Stock, which is set forth in the table below:

Term	Class A Common Stock	Class B Common Stock
Voting Rights	One (1) vote per share, subject to the requirements of the Voting Agreement.	None
Rights of First Refusal	Pro Rata, but subordinate to the Company's right	None
Restrictions on Transfer	Treated as restricted stock in perpetuity until public offering. Only transferrable in limited circumstances.	Treated as restricted stock in perpetuity until public offering. Only transferrable in limited circumstances.
Ownership of Shares	Directly by each respective stockholder or such stockholder's affiliate.	Indirectly by way of ownership interest in Co-Issuer.

Dilution

Stockholders should understand and expect the potential for dilution. A Stockholder's stake in the Company could be diluted due to the company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that stockholders own will decrease, even though the value of the Company may increase (though there is no guarantee that the value of the Company will increase). Stockholders will own a smaller piece of a larger Company (or, if the value decreases, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, a stockholder could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage a stockholder owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Material Indebtedness of the Company

The Company had the following material outstanding indebtedness as of December 31, 2022:

Creditor(s)	Amount Outstanding ($)	Interest Rate	Maturity Date	Other Material Terms
U.S. Small Business Administration (EIDL Loan)	$160,700.00	3.75% per annum	April, 2050	The loan is secured by substantially all assets of the Company
Synergy Bank	$350,000.00	Prime Rate plus 1% (minimum 5%)	On Demand	The line of credit is secured by all inventory, accounts, equipment and general intangibles.
B1 Bank	$51,613.20	5%	August, 2026	This promissory note is secured by a security interest in the equipment purchased.
B1 Bank	$15,607.43	5%	June, 2026	This promissory note is secured by a security interest in all inventory held by the Company.
B1 Bank	$15,584.60	5%	June, 2026	This promissory note is secured by a security interest in all inventory, accounts, equipment, and general intangibles held by the Company.
New Lane Finance	$37,066.80	5.99%	April, 2026	This promissory note is secured by a security interest in the equipment purchased.
GATR Holdings Inc.	$1,206,207.15	0%	On Demand	N/A

Previous Exempt Offerings of Securities

As part of the Conversion, the Company converted 100 units of membership interest in GATR Coolers LLC into 1,000,000 shares of Common Stock in GATR Coolers Inc. in connection with the conversion of GATR Coolers LLC into GATR Coolers Inc. GATR Coolers LLC had previously issued membership interests to Bryan and Mitchell McGehee pursuant to an exemption from registration, and those membership interests were contributed to GATR Holdings LLC (which ultimately converted into GATR Holdings Inc.) in exchange for membership interests in GATR Holdings LLC (which became GATR Holdings Inc.).

Conflicts of Interest (Related Party Transactions)

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of the Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

As of December 31, 2022, the officers of the Company were paid the following amounts as salary for services provided:

- Bryan McGehee was paid a salary of $169,999.88.

- Mitchell McGehee was paid a salary of $50,000.00.

- Felecia Battaglia was paid a salary of $41,102.66.

As of December 31, 2022, GATR Holdings Inc., the majority stockholder of the Company, has loaned $1,206,207.15 to the Company.

The Company has a non-cancelable operating lease with Blue Camp Holdings Co., LLC, a subsidiary of GATR Holdings Inc. In 2022, the Company recorded rent expense of $48,000. The lease expires in May 2025 and has future annual minimum payments of $48,000 from 2023 through 2024 and $20,000 in 2025. In 2022, the Company also made land lease payments and paid property taxes in the amount of $42,798.05 on behalf of Blue Camp Holdings Co., LLC in connection with the leased premises.

34

Financial Condition of the Issuer

Please see the financial information listed on the cover page of this Annual Report and attached hereto in addition to the following information. Financial statements are attached hereto as **Exhibit B**.

Operations

Expense	2021	2022	Change
Cost of Goods Sold	$731,307	$1,093,219	$361,912
Operating Expenses	$598,477	$1,016,417	$417,940
Interest Expense	$25,368	$30,858	$5,490
Total	$1,355,152	$2,140,494	$785,342

Cost of Goods Sold increased by $361,912 in 2022 compared to 2021, which was driven by an increase in sales.

Operating Expenses increased by $417,940 in 2022 compared to 2021. This increase was primarily driven by costs associated with new hires and increased spending on advertising and sponsorships. Additionally, The Company incurred $172,825 in expenses associated with raising capital through the Regulation Crowdfunding offering which ended on February 28, 2023.

In 2022, sales came directly from the Company's website, https://gatrcoolers.com/, including corporate sales orders and from marine decking services. The marine decking service continues to grow and generated $262,060 in sales in 2022.

Revenue	2021	2022	Change
D2C (Website)	$1,386,549	$1,696,916	$310,367
Marine Decking	$8,590	$262,061	$253,471
Total	$1,395,139	$1,958,977	$563,838

The Company had a Net Loss of $181,288 in 2022 compared to a Net Income of $52,543 in 2021. The loss was primarily due to two factors: (1) costs associated with the Regulation Crowdfunding offering ending on February 28, 2023, which totaled $172,825; and (2) an increase in Operating Expenses associated with additional hires and advertising expenses. Operations in 2022 and 2021 were financed by notes payables, a line of credit and cash from sales.

Liquidity and Capital Resources

As of December 31, 2022, the Company had an aggregate of $150,592 in cash and cash equivalents. The Company's current liquidity sources are cash proceeds from sales, credit lines, equipment purchase loans, loans from majority shareholder GATR Holdings Inc., and proceeds from the Regulation Crowdfunding offering which ended February 28, 2023. As of December 31, 2022, the Company has notes payable to unrelated parties in the amount of $644,943. As of December 31, 2022, the Company has a $1,206,207 note payable to a related party, as discussed in "Conflicts of Interest." In December 2021, the Company entered into a credit agreement with Synergy bank for a $500,000 revolving line of credit. As of December 31, 2022, the company was utilizing $350,000 of the credit facility. The

Company may need additional liquidity to purchase inventory to keep up with demand and grow current sales channels.

Trends and Uncertainties

The Company is seeing continued growth in new customers, especially in regard to its marine decking service. The cooler industry as a whole continues to expand with the largest competitor, YETI, exceeding $1 billion in sales in 2021. The current macroeconomic environment is uncertain at this time. Should the United States enter into a recession, we expect our customers to have less discretionary income to spend on purchasing the premium outdoor products offered by the Company.

Valuation

Based on the Offering price of the Class B Common Stock, the pre-offering value arbitrarily ascribed to the Company was $1,175,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options to purchase its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value

The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a cooler manufacturer and distributor, including its cooler product inventory, apparel inventory, shipping equipment, etc. The liabilities of a manufacturer include the cost of rent or mortgage on the company's premises and storage facilities. However, this value does not reflect the potential value of a business, e.g. the value of the brand and its other intellectual properties. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value

This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach

This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future, other than purchasing molds for domestic hard cooler production.

FINANCIAL STATEMENTS

Financial statements for the year ending December 31, 2022, are attached hereto as **Exhibit B**.

Disqualification

Neither the Company, the Co-Issuer, nor their controlling persons have been subject to any events of disqualification under § 227.503(a).

TAX MATTERS

EACH INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS ANNUAL REPORT CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

You should consult with your own counsel and advisors in evaluating your investment in the Offering.

ONGOING REPORTING

This annual report may be found on the Company's website at https://gatrcoolers.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with applicable state law. Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

This is the Company's first year filing an Annual Report as required under Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
C3E5F3E98625423...

Bryan McGehee
Director, Chief Executive Officer, Secretary, and Treasurer
Date: 5/1/2023

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
C3E5F3E98625423...

Bryan McGehee
Director, Chief Executive Officer, Secretary, and Treasurer
Date: 5/1/2023

DocuSigned by:
Felicia Battaglia
0C95420CDC7548B...

Felicia B
Comptroller
Date: 5/1/2023

DocuSigned by:
Mitchell McGehee
D4AECB031226489...

Mitchell M
Director
Date: 5/1/2023

DocuSigned by:
Randall 'Barton' Howard
D1EF1823E9FE4E4...

Randall E
Director
Date: 5/1/2023

DocuSigned by:
Alex Wish
BE0C8CE757BF48E...

Alex Wis
Director
Date: 5/1/2023

This Form C-AR shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

CD310243792F4D6...

Hunter Parra
Vice President, COO
Date: 5/1/2023

This Form C-AR shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

Exhibit B
Financial Statements
(Attached)

EXECUTIVE OFFICER'S CERTIFICATE
OF
GATR COOLERS INC.

April 28, 2023

This certificate is being delivered pursuant to 17 CFR § 227.202(a) by GATR Coolers Inc., a Delaware corporation (the "Company").

The undersigned, being the duly authorized principal executive officer of the Company, does hereby certify on behalf of the Company, and not in his individual capacity, as follows:

(a) The Company has prepared and submitted unaudited financial statements for the 2022 fiscal year (the "Financial Statements") along with the annual report prepared in accordance with 17 CFR § 227.202(a); and

(b) The Financial Statements are true and complete in all material respects.

GATR Coolers Inc.

DocuSigned by:

By:________ C3E5F3E98625423... __________

Name: Bryan McGehee

Title: Chief Executive Officer

GATR Coolers

Profit and Loss
January - December 2022

	TOTAL
Income	
Discounts - Marine	-17,511.56
Discounts - Marketing	-38,657.92
Discounts given	-754,044.45
Equipment Lease Income	750.00
Sales - Custom	368,694.04
Sales - Drinkware	147,162.90
Sales - Hard Coolers	1,832,485.02
Sales - Hats	9,120.85
Sales - Marine	279,572.35
Sales - Shipping	42,991.49
Sales - Soft Coolers	72,781.46
Sales - Vinyl	150.00
Sales - Wearables	16,344.95
Total Income	**$1,959,839.13**
Cost of Goods Sold	
Cost of Goods Sold	150.15
Cost of Goods Sold - Customization	38,711.73
Cost of Goods Sold - Drinkware	25,647.26
Cost of Goods Sold - Hard Coolers	471,112.42
Cost of Goods Sold - Hats	3,665.25
Cost of Goods Sold - Marine	45,686.49
Cost of Goods Sold - Marketing	4,423.30
Cost of Goods Sold - Promotional	1,550.00
Cost of Goods Sold - Soft Coolers	20,453.82
Cost of Goods Sold - Wearables	7,969.07
Damages	1,417.91
Inventory Shrinkage	10,282.77
Job Supplies	2,473.05
Purchases	21,419.70
Shipping, Freight & Delivery - Inbound	304,800.35
Shipping, Freight & Delivery - Outbound	93,544.51
Total Cost of Goods Sold	**$1,053,307.78**
GROSS PROFIT	**$906,531.35**
Expenses	
Advertising & Marketing Expense	46,366.69
APP Software Fees Expense	20,593.27
Auto	10,271.09
Bad Debt Expense	8,668.16
Bank Charges & Fees	1,403.73

GATR Coolers

Profit and Loss
January - December 2022

	TOTAL
Commissions	5,084.26
Computers/IT Expense	9,481.85
Consulting Fees Expense	17,307.60
Credit Card Fees Expense	694.68
Crowd Funding Fees	172,825.34
Donation	8,356.99
Dues & subscriptions	255.00
Insurance Expense	
Insurance - G/L	29,779.71
Insurance - Health	16,206.78
Insurance - Life	2,316.60
Insurance - Misc.	726.00
Insurance - Worker's Comp	3,987.50
Total Insurance Expense	**53,016.59**
Interest Expense	26,397.72
Legal & Professional Services	19,603.75
Meals & Entertainment Expense	8,278.51
Merchant Payments Fees	30,712.01
Office Furniture/Equipment Expense	27,665.70
Payroll Expenses	
Commissions	4,376.23
Taxes	36,465.17
Wages	474,861.34
Total Payroll Expenses	**515,702.74**
Phone and Internet	11,750.96
Property Taxes	4,016.83
Rent/Lease Expense - Building	48,000.00
Repairs & Maintenance - Building	7,234.58
Repairs & Maintenance - Equipment	5,408.33
Shipping - Off Loading Expense	1,550.00
Sponsorships	44,686.91
Supplies Expense	
Equipment Supplies	6,986.14
Office Supplies Expense	15,149.44
Shop Supplies	20,714.29
Total Supplies Expense	**42,849.87**
Taxes & Licenses	1,230.00
Trade Show Expenses	1,884.38
Training Expense	6,619.20
Travel	4,894.18
Uniforms Expense	2,154.87

GATR Coolers

Profit and Loss

January - December 2022

	TOTAL
Utilities	21,625.46
Security Monitoring	479.88
Total Utilities	**22,105.34**
Total Expenses	**$1,187,071.13**
NET OPERATING INCOME	**$ -280,539.78**
Other Income	
Vendors Comp	309.37
Total Other Income	**$309.37**
NET OTHER INCOME	**$309.37**
NET INCOME	**$ -280,230.41**

GATR Coolers, Inc.
A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2022 and 2021

GATR COOLERS, INC.

TABLE OF CONTENTS

Page

Financial Statements (Unaudited) as of December 31, 2022 and 2021 and for the years then ended:

Balance Sheets   2

Statements of Operations   3

Statements of Changes in Stockholders'/Members' Deficit   4

Statements of Cash Flows   5

Notes to the Financial Statements   6

GATR COOLERS, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
ASSETS		
Current Assets:		
Cash in bank	$ 112,946	$ 223,915
Accounts receivable	214,181	140,859
Inventory	707,163	75,481
Prepaid expenses	24,256	11,328
Inventory deposits	1,101	37,937
Deferred offering costs	172,825	-
Other assets	3,011	3,585
Total Current Assets	1,235,483	493,105
Notes receivable, related party	218,285	172,675
Property and equipment, net	311,406	195,505
TOTAL ASSETS	$ 1,765,174	$ 861,285
LIABILITIES AND STOCKHOLDERS'/MEMBERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 152,285	$ 43,080
Accrued expenses	103,333	61,644
Notes payable, current portion, net of loan costs	416,877	277,528
Total Current Liabilities	672,495	382,252
Notes payable, net of current portion	244,365	280,638
Notes payable, related party	1,206,207	375,000
Total Liabilities	2,123,067	1,037,890
Members' Deficit: 100 LLC units authorized, issued and outstanding as of December 31, 2021	-	(176,605)
Stockholders' Deficit:		
Preferred stock, $0.000001 par, 1,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022	-	-
Common Stock, $0.000001 par, 2,000,000 shares authorized, 1,000,000 shares issued and outstanding as of December 31, 2022	1	-
Additional paid-in capital	-	-
Accumulated deficit	(357,894)	-
Total Stockholders' Deficit:	(357,893)	-
Total Stockholders'/Members' Deficit:	(357,893)	(176,605)
TOTAL LIABILITIES AND STOCKHOLDERS'/ MEMBERS' DEFICIT	$ 1,765,174	$ 861,285

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

GATR COOLERS, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2022 and 2021

		2022		2021
Sales, net	$	1,958,977	$	1,395,139
Cost of goods sold		1,093,219		731,307
Gross profit		865,758		663,832
Operating Expenses:				
Sales and marketing		126,850		163,764
Research and development		-		145
General and administrative		889,567		434,568
Total Operating Expenses		1,016,417		598,477
Income (Loss) from operations		(150,659)		65,355
Other Income/(Expense):				
Interest expense		(30,858)		(25,368)
Gain on sale of asset		-		6,208
Other income		229		6,348
Total Other Income/(Expense)		(30,629)		(12,812)
Net income (loss)	$	(181,288)	$	52,543

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

GATR COOLERS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS'/MEMBERS' DEFICIT (UNAUDITED)
For the years ended December 31, 2022 and 2021

		Preferred Stock		Common Stock				
	Members' Deficit	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance at December 31, 2020	$ (229,148)	-	$ -	-	$ -	$ -	$ -	$ -
Net income	52,543	-	-	-	-	-	-	-
Balance at December 31, 2021	(176,605)	-	-	-	-	-	-	-
Net loss before conversion	(32,887)							
Conversion to corporation	209,492	-	-	1,000,000	1	-	(209,493)	(209,492)
Net loss after conversion	-	-	-	-	-	-	(148,401)	(148,401)
Balance at December 31, 2022	$ -	-	$ -	1,000,000	$ 1	$ -	$ (357,894)	$ (357,893)

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

- 4 -

GATR COOLERS, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows from Operating Activities		
Net income (loss)	$ (181,288)	$ 52,543
Adjustments to reconcile net income (loss) to net cash provided by/(used in) operating activities:		
Depreciation expense	68,481	58,535
Gain on sale of property and equipment	-	(6,208)
Change in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	(73,322)	(76,506)
(Increase)/decrease in prepaid expenses	(12,928)	(5,001)
(Increase)/decrease in inventory	(631,682)	43,592
(Increase)/decrease in deposits	36,836	9,164
(Increase)/decrease in other assets	574	(3,585)
Increase/(decrease) in accounts payable		
and accrued expenses	150,894	15,951
Net Cash Provided by (Used in) Operating Activities	(642,435)	88,485
Cash Flows from Investing Activities		
Advances to related parties	(45,610)	(56,683)
Procceds from sale of property and equipment	-	30,000
Purchases of property and equipment	(184,382)	(118,944)
Net Cash Used in Investing Activities	(229,992)	(145,627)
Cash Flows from Financing Activities		
Advances from related parties	831,207	80,000
Deferred offering costs	(172,825)	-
Proceeds from notes payable	576,196	448,316
Repayments on notes payable	(473,120)	(306,002)
Net Cash Provided by Financing Activities	761,458	222,314
Net change in cash in bank	(110,969)	165,172
Cash in bank at beginning of year	223,915	58,743
Cash in bank at end of year	$ 112,946	$ 223,915
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 26,398	$ 20,125
Cash paid for income taxes	$ -	$ -

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

GATR COOLERS, INC.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2022 and 2021 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

GATR Coolers, LLC (the "Company") was formed on January 27, 2017 in the state of Louisiana. On April 29, 2022, the Company converted from a Louisiana limited liability company to a Delaware corporation, and changed its name from GATR Coolers, LLC to GATR Coolers, Inc.

The Company manufactures and sells hard-sided coolers, soft-sided coolers, drinkware, and related products and accessories.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2022 and 2021, management considers its accounts receivable as fully collectible and no allowance for doubtful accounts has been recorded.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances were $707,163 and $75,481 as of December 31, 2022 and 2021, respectively, and consisted of finished goods.

GATR COOLERS, INC.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2022 and 2021 and for the years then ended

The Company evaluates its inventory for impairment and obsolescence based on future demand, market condition sales history, changes in product demand, global and regional economic conditions, and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statements of operations.

Inventory Deposits

The Company had deposits with suppliers of $1,101 and $36,836 as of December 31, 2022 and 2021, respectively. No impairment charges were deemed necessary as of December 31, 2022 and 2021.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The estimated useful lives for property and equipment is 5 years. Depreciation for certain machinery used in production of $63,805 and $55,628 are included in cost of goods sold for the years ended December 31, 2022 and 2021, respectively.

Capital assets and depreciation expense as of December 31, 2022 and 2021 and for the years then ended are as follows:

	2022	2021
Furniture & Fixtures	$ 51,222	$ -
Moulds	24,200	-
Machinery & Equipment	384,364	275,404
	459,786	275,404
Accumulated depreciation	(148,380)	(79,899)
Property and equipment, net	$ 311,406	$ 195,505
Depreciation expense	$ 68,481	$ 58,535

Leases

On January 1, 2022, the Company adopted ASC 842, *Leases*, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

GATR COOLERS, INC.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2022 and 2021 and for the years then ended

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of January 1, 2022.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in bank, accounts receivable, notes receivable, accounts payable, and notes payable.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2022 and 2021, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Note Receivable, Related Party

The Company has advanced funds to an entity related by common ownership to satisfy its cash flow

No assurance is provided.

needs. This note bears no interest and is payable on demand, but classified as non-current as there is no intent to collect the balance within one year. The amounts due to the Company from the related party as of December 31, 2022 and 2021 were $218,285 and $172,675, respectively.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' deficit upon the completion of an offering or to expense if the offering is not completed. There were $172,825 and $0 of offering costs capitalized on the balance sheet as of December 31, 2022 and 2021, respectively.

Revenue Recognition

ASC Topic 606, "*Revenue from Contracts with Customers*" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company adopted ASC 606 effective on its inception date.

Sales tax is collected on sales in all 50 states and the District of Columbia. These taxes are recorded as a liability until remittance.

The Company recognizes revenue as products are shipped to customers.

Product Warranties

The Company sells its products to customers with a lifetime replacement warranty related to manufacturing defects, and a one-year warranty on latches and drainage parts on the product. All replacement costs and related parts are paid by the manufacturer and there are not costs incurred by the Company.

Costs of Goods Sold and Merchant Fees

Costs of goods sold includes product costs, freight-in, freight-out, duties, and depreciation.

The Company's policy is to expense any merchant fees to sales and marketing expenses in the statement of operations, which totaled $30,712 and $25,907 for the years ended December 31, 2022 and 2021, respectively.

Marketing Expense

Marketing expenses are expensed as incurred.

GATR COOLERS, INC.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2022 and 2021 and for the years then ended

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

From its inception until April 29, 2022, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members.

For the period after April 29, 2022 conversion to a corporation, the Company was taxable as a corporation. The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company has adopted the standard and the adoption of such had no impact on the Company's financial statements since its lease is short-term in nature.

In June 2016, the FASB issued ASU no. 2016-13, *Financial Instruments-Credit Losses* (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting company. For all other entities, the

GATR COOLERS, INC.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2022 and 2021 and for the years then ended

requirements are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2016-13 has been amended by ASU 2019-04, ASU 2019-05, and ASU 2019-11. For entities that have not yet adopted ASU No. 2016-13, the effective dates and transition methodology for ASU 2019-04, ASU 2019-05, and ASU 2019-11 are the same as the effective dates and transition methodology in ASU 2016-13. Management does not expect the adoption of ASU 2016-13 to have a material impact on the Company's financial statements.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes* (Topic 740): *Simplifying the Accounting for Income Taxes* ("ASU 2019-12"), which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this standard in 2022, which did not have a material impact on Company's financial condition or results of operations.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 3: NOTES PAYABLE

Government and Government-backed Loans:

During 2020, the Company entered into a loan agreement with the U.S. Small Business Administration ("SBA") for $160,700. The loan is secured by substantially all assets of the Company. This note bears interest at 3.75% per annum and has required monthly principal and interest payments of $783 that began April 2021 and continue through the maturity of the loan agreement in April 2050. For the years ended December 31, 2022 and 2021, interest expense incurred on this loan amounted to $6,026 and $6,026, respectively. As of December 31, 2022 and 2021, accrued interest payable was $13,721 and $9,261, respectively. The outstanding loan balance was $160,700 as of December 31, 2022 and 2021, with future minimum principal payments as follows:

Year	Principal Payments
2023	$ -
2024	-
2025	-
2026	542
2027	3,449
Thereafter	156,709
	$ 160,700

.

GATR COOLERS, INC.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2022 and 2021 and for the years then ended

Line of Credit

In December 2021, the Company entered into a line of credit agreement with a bank for up to $500,000. The line of credit bears interest at a floating rate of Prime plus 1% with a minimum of 5% (8.50% and 5.00% as of December 31, 2022 and 2021, respectively) with a minimum interest rate of 5% and is due and payable in full upon the earliest of: a) default; b) demand by the bank. The line of credit is secured by security interest in certain of the Company's assets, including inventory, accounts receivable, and equipment held by the Company.

During 2021, the Company drew $233,597 on this line of credit. During 2022, the Company drew $490,000 and made repayments of $373,597 on this line of credit. The balance outstanding as of December 31, 2022 and 2021 was $350,000 and $233,597, respectively. Interest expense of $16,281 was recorded for the year ended December 31, 2022.

Notes Payable

During 2021, the Company entered into promissory note agreement with a lender for $80,000. The note bore interest at 4.75% per annum. The note was paid in full during 2021.

During 2021, the Company entered into a promissory note agreement with a lender for $68,141 to purchase certain equipment. The note bears interest at 5%, has required monthly principal and interest payments of $1,288 beginning in September 2021, and matures August 2026. This promissory note is secured by a security interest in the equipment purchased.

During 2021, the Company entered into a promissory note agreement with a lender for $24,066. The note bears interest at 5%, has required monthly principal and interest payments of $555 beginning in July 2021, and matures June 2026. This promissory note is secured by a security interest in all inventory held by the Company.

During 2021, the Company entered into a promissory note agreement with a lender for $24,031. The note bears interest at 5%, has required monthly principal and interest payments of $554 beginning in July 2021, and matures June 2026. This promissory note is secured by a security interest in all inventory, accounts, equipment, and general intangibles held by the Company.

During 2020, the Company entered into a promissory note agreement with a lender for $55,600 to purchase certain equipment. The note bears interest at 5.99%, has required monthly principal and interest payments of $1,096, and matures April 2026. This promissory note is secured by a security interest in the equipment purchased.

During 2019, the Company entered into a promissory note agreement with a lender for $252,500 to purchase certain equipment. The note bore interest at a floating rate defined by the lending bank. The note was paid in full during 2021.

During 2021, the Company entered into a short-term note payable with a lender in the amount of $9,520 with an effective interest rate of 11%, and the final monthly payment was made in March 2022.

During 2022, the Company entered into a short-term note payable with a lender in the amount of $38,281 with an effective interest rate of 11%, and the final monthly payment due in March 2023.

GATR COOLERS, INC.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2022 and 2021 and for the years then ended

During 2022, the Company entered into a short-term note payable with a lender in the amount of $23,400, with an effective interest rate of 10%, and requiring 48 monthly payments of $542 with the final monthly payment due in March 2026.

During 2021, the Company entered into a short-term note payable with a lender in the amount of $3,861 with an effective interest rate of 0%, and the final monthly payment was made in September 2022.

During 2022, the Company entered into a short-term note payable with a lender in the amount of $4,515 with an effective interest rate of 0%, and the final monthly payment due in September 2022.

During 2021, the Company entered into a short-term note payable related to a sponsorship in the amount of $5,000 with an effective interest rate of 0%, and the final monthly payment due in June 2022.

During 2022, the Company entered into a short-term note payable related to a sponsorship in the amount of $20,000 with an effective interest rate of 0%, and the final monthly payment due in March 2023.

The outstanding balance of these notes as of December 31, 2022 and 2021 was $150,542 and $163,869, respectively. Interest expense on these loans totaled $8,551 and $19,342 for the years ended December 31, 2022 and 2021, respectively. Accrued and unpaid interest was $0 and $0 as of December 31, 2022 and 2021.

Future maturities on these notes payable as of December 31, 2022 are as follows:

Year		Principal Payments
2023	$	416,877
2024		36,207
2025		32,174
2026		15,605
2027		3,449
Thereafter		156,930
Total	$	661,242

NOTE 4: NOTES PAYABLE, RELATED PARTY

The Company's owners, GATR Holdings, LLC ("Holdings") has advanced funds to the Company to satisfy cash flow needs. These loans bear no interest and are payable on demand, but classified as non-current as there is no intent to collect the balance within one year. The amounts due from the Company to Holdings as of December 31, 2022 and 2021 was $1,206,207 and $375,000, respectively.

GATR COOLERS, INC.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2022 and 2021 and for the years then ended

NOTE 5: MEMBERS'/STOCKHOLDERS' DEFICIT

Limited Liability Company

The Company was 100% owned by its managing member as of December 31, 2021, as denominated as 100 LLC units.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Conversion to Corporation

On April 29, 2022, the Company converted from a Louisiana limited liability company to a Delaware corporation, and changed its name from GATR Coolers, LLC to GATR Coolers, Inc. The Company authorized 2,000,000 shares of $0.000001 par value common stock and 1,000,000 shares of $0.000001 par value preferred stock.

Rights and preferences on preferred stockholders' will be established upon designation of preferred stock series.

As of December 31, 2022, 1,000,000 shares of common stock were issued and outstanding.

Stock Issuances

During 2022, all 100 LLC units in GATR Coolers, LLC were converted into 1,000,000 shares of common stock in GATR Coolers, Inc.

During 2022, the Company conducted an offering of its preferred stock pursuant to a Regulation Crowdfunding offering. There were no investments closed as of December 31, 2022. See Note 10.

NOTE 6: LEASES

Beginning in June 2020, the Company began leasing its facility from an entity related by common ownership under a noncancelable lease classified as an operating lease. Effective January 1, 2022, this lease was modified to have a month-to-month term.

During the years ended December 31, 2022 and 2021, the Company recorded rent expense of $48,000 and $48,000, respectively.

NOTE 7: INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

GATR COOLERS, INC.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2022 and 2021 and for the years then ended

As of December 31, 2022, the Company had net deferred tax assets before valuation allowance of $38,756.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the year ended December 31, 2022, cumulative losses through December 31, 2022, and no history of generating taxable income. Therefore, a valuation allowance of $38,756 was recorded as of December 31, 2022. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 27.0%. The effective rate is reduced to 0% for 2022 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $143,941, which may be carried forward to offset future income.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2022 tax years remain open to examination.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2022 and 2021, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE 9: ELECTION TO NOT APPLY VIE GUIDANCE

The Company has entered into a lease agreement with Blue Camp Holdings Co., LLC ("Blue Camp"), for the lease of the Company's facility from Blue Camp (see Note 7). Blue Camp and the Company are related by common ownership. In connection with the lease agreement, the Company has pledged substantially all its assets as collateral for the mortgage that financed the purchase of the facility. In addition, Blue Camp's shareholders have provided personal guarantees of Blue Camp's mortgage as required by the lender.

The Company elected not to apply the variable interest entity ("VIE") guidance to Blue Camp, as management believes it meets all the criteria under U.S. GAAP pertinent to the application of the accounting alternative for VIEs for common control leasing arrangements. Accordingly, the accompanying financial statements present only the assets, liabilities, and financial results of the Company.

As of December 31, 2022 and 2021, the outstanding balance of Blue Camp's mortgage debt is $371,231 and $393,928, respectively.

NOTE 10: SUBSEQUENT EVENTS

Subsequent to December 31, 2022, the Company continued with the Regulation CF raise and issued 20,839 shares of common stock for gross proceeds of $541,814. There were $172,825 in net fees related to the fundraise. Of the gross proceeds, no amounts have been received by the Company as of the date the financial statements were available to be issued. All remaining amounts have been placed in escrow to be distributed at a later date.

Management's Evaluation

Management has evaluated subsequent events through April 3, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Exhibit C
Restated Certificate
(Attached)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "GATR COOLERS INC.", FILED IN THIS OFFICE ON THE FIFTH DAY OF DECEMBER, A.D. 2022, AT 11:17 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6769075 8100

SR# 20224170988

Authentication: 205004767

Date: 12-05-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:17 AM 12/05/2022
FILED 11:17 AM 12/05/2022
SR 20224170988 - File Number 6769075

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GATR COOLERS INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

GATR Coolers Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is GATR Coolers Inc., and that this corporation was originally incorporated pursuant to the DGCL on April 29, 2022 under the name GATR Coolers Inc.

2. That the original Certificate of Incorporation of GATR Coolers Inc. was filed with the Secretary of State of the State of Delaware on April 29, 2022.

3. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation in substantially the form attached hereto as **Exhibit A** (the "**Certificate**"), declaring said Certificate to be advisable and in the best interestsof this corporation and its stockholders, and authorizing the appropriate officers of this corporationto solicit the consent of the stockholders therefor.

4. That the Certificate has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL.

5. That the text of the Certificate of Incorporation is hereby further amended and restated as set forth in the Certificate attached hereto as **Exhibit A**.

IN WITNESS WHEREOF, GATR Coolers Inc. has caused this First Amended and Restated Certificate of Incorporation to be signed by Bryan McGehee, a duly authorized officer ofthe Corporation on the date set forth below.

DocuSigned by:
C3E5F3E98625423...
____
Bryan McGehee
Chief Executive Officer

Date: 12/1/2022

EXHIBIT A

ARTICLE I: NAME

That the name of this corporation is GATR Coolers Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad Street, Suite 308 in the City of Middletown, County of New Castle, Zip Code 19709. The name of its registered agent at such address is Global Virtual Agent Services, LLC.

ARTICLE III: PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "***DGCL***"), as the same exists or as may hereafter be amended from time to time.

ARTICLE IV: AUTHORIZED SHARES

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 2,000,000 shares of Class A Common Stock, $0.000001 par value per share ("***Class A Common Stock***"), (ii) 192,307 shares of Class B Common Stock, $0.000001 par value per share (the "***Class B Common Stock***," together with the Class A Common Stock, the "***Common Stock***") and (iii) 1,000,000 shares of Preferred Stock, $0.000001 par value per share ("***Preferred Stock***").

Immediately upon filing and acceptance by the Secretary of State of the State of Delaware (the "**Filing Date**") of this First Amended and Restated Certificate of Incorporation (this "**Restated Certificate**"), each share of Common Stock outstanding immediately prior to the Filing Date shall be reclassified as one (1) share of Class A Common Stock. The reclassification of the outstanding shares of Common Stock shall be referred to as the "**Reclassification**." The Reclassification shall occur automatically and without any further action on the part of the Corporation or the stockholders, and whether or not certificates representing the stockholders' shares prior to the Reclassification are surrendered for cancellation. The Corporation shall not be obligated to issue certificates evidencing the shares of Class A Common Stock as a result of the Reclassification unless and until the certificates evidencing the shares held by a holder prior to the Reclassification are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. All share and per-share amounts set forth in this Certificate have been adjusted to reflect the Reclassification.

The Board is hereby expressly authorized to provide for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a ***Preferred***

Stock Designation") filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Shares of Class B Common Stock are non-voting shares of the Corporation and are not entitled to vote on any matter, to the maximum extent permitted by the DGCL. With respect to any matter for which the holders of Class B Common Stock are entitled to vote shares of Class B Common Stock pursuant to the DGCL or other applicable law, the holders of the Class B Common Stock are entitled to one vote for each share of Class B Common Stock, and agree to vote, or cause to be voted, all such shares of Class B Common Stock owned by such holder, at all meetings of stockholders (and written actions in lieu of meetings), and the act of the holders of Class B Common Stock on that matter shall be the affirmative vote of at least a majority of the shares entitled to vote on such matter. For the avoidance of doubt, any reference to the vote or consent of any share of Common Stock without further designation in this Certificate shall be deemed to exclusively refer to a share of Class A Common Stock, and no such lack of designation shall confer upon any share of Class B Common Stock any voting rights whatsoever.

ARTICLE V: MANAGEMENT

The following provisions, each of which are subject to the limitations set forth herein and in such other agreements to which the Corporation is a party, are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a) The number of directors of the Corporation shall be such, as from time to time, shall be fixed by, or in the manner provided in the Bylaws of the Corporation (the "*Bylaws*").

(b) In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this certificate, and to any bylaws or agreements from time to time made by the stockholders; provided, however, that no bylaws so made shall invalidate any prior act of the directors which would have been valid if such bylaws had not been made.

(c) Except as otherwise expressly provided by the terms of any series of Preferred Stock Designation permitting the holders of such series of Preferred Stock to call a special meeting of the holders of such series, and subject to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board or the Board pursuant to a resolution adopted by the Board, and the ability of the stockholders to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by another person or persons.

(d) In the event that a director of the Corporation who is also a partner, member, manager, officer or employee of a venture capital or similar investment fund or firm that is a stockholder of the Corporation (such fund or firm, a "*VC Investor*") (or of a general partner, manager or management company thereof) acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both the Corporation and the VC Investor with which such director is associated, such director shall to the fullest extent permitted by law have fully satisfied and fulfilled his fiduciary duty with respect to such corporate opportunity, and the Corporation to the fullest extent permitted by law waives any claim that such business opportunity constituted a corporate opportunity that should have been presented to the Corporation or any of its Affiliates, if such director acts in a manner consistent with the following policy: a corporate opportunity offered to any person who is a director of the Corporation, and who is also a partner, member, manager, officer or employee of a VC Investor (or of a general partner, manager or management company thereof) shall belong to such VC Investor, unless such opportunity was expressly offered to such person solely in his or her capacity as a director of the Corporation.

ARTICLE VI: BOARD OF DIRECTORS POWERS

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, alter, amend or repeal the Bylaws without any action on the part of the stockholders; provided that any Bylaws adopted or amended by the Board, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by this Certificate and the DGCL; and, except as set forth in ARTICLE VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the right reserved in this ARTICLE VI.

ARTICLE VII: DIRECTORS

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws.

ARTICLE VIII: DIRECTOR LIABILITY

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "***Covered Person***") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation. Any amendment, repeal or modification of this ARTICLE VIII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this ARTICLE VIII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX: AMENDMENTS

Except as provided in ARTICLE VIII above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE X: INCORPORATOR

The name and address of the Incorporator of the Corporation is Bryan McGehee, 1635 St. Patrick Street, Thibodaux, Louisiana 70301.

ARTICLE XI: SEVERABILITY

If any provision or provisions of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate (including, without limitation, each portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate (including, without limitation, each such portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

Exhibit D
Bylaws
(Attached)

FIRST AMENDED AND RESTATED
BYLAWS
OF
GATR COOLERS INC.
(A Delaware Corporation)

ARTICLE I
OFFICES

Section 1. <u>Registered Office</u>. The location of the registered office of GATR Coolers Inc. (the "***Corporation***") in the State of Delaware, and the name of the Corporation's registered agent at such address, are as set forth in the Corporation's Certificate of Incorporation as shall from time to time be amended and/or restated (the "***Certificate***").

Section 2. <u>Additional Offices</u>. The Corporation may also have offices at such other places within and without the State of Delaware as the board of directors of the Corporation (the "***Board***") may from time to time determine or the business of the Corporation may require.

ARTICLE II
STOCKHOLDER MEETINGS

Section 1. <u>Meetings</u>. If required by law, an annual meeting of the stockholders shall be held on such date or at such other time as the Board shall designate, for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting. Unless otherwise provided by the Certificate, directors shall be elected by a plurality vote of those stockholders entitled to vote. Subject to the rights of the holders of any outstanding series of the preferred stock of the Corporation ("***Preferred Stock***"), special meetings of stockholders, for any purpose or purposes, may be called only by a Chairman of the Board or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person or persons. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Board and stated in the Corporation's notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication. Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice pursuant to Section 3 below, unless the Board (or holders of the Preferred Stock, if applicable) determines otherwise.

Section 2. <u>Place and Time</u>. Meetings of stockholders shall be held at such place, within or without the State of Delaware, as the Board may determine; provided, however, that the Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the "***General Corporation Law***").

Section 3. <u>Notice</u>. Written notice of any stockholder meeting stating the place, if any, date and hour of the meeting, the purpose or purposes for which the meeting is called, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given to each stockholder entitled to vote at such meeting not fewer than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 4. <u>Stockholder Action Without Meeting</u>.

(a) *Action by Written Consent of Stockholders*. Unless otherwise provided by the Certificate, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken, is signed in a manner permitted by law by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Written stockholder consents shall bear the date of signature of each stockholder who signs the consent in the manner permitted by law and shall be delivered to the Corporation as provided in subsection (b) below. No written consent shall be effective to take the action set forth therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner provided above, written consents signed by a sufficient number of stockholders to take the action set forth therein are delivered to the Corporation in the manner provided above.

(b) *Electronic Consent*. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (1) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (2) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of the Corporation.

(c) *Notice of Action*. Prompt notice of any action taken by stockholders without a meeting by less than unanimous written consent of those stockholders entitled to vote shall be provided to non-consenting stockholders as required under Section 228(e) of the General Corporation Law.

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Section 5. Quorum. The presence, in person or by proxy, of the holders of a majority of the outstanding voting stock shall constitute a quorum at all meetings of stockholders; provided, that this section shall not have the effect of reducing the vote required to approve or affirm any matter that may be established by law, the Certificate or these Bylaws.

Section 6. Voting Thresholds & Number of Votes Per Share. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Certificate, a different vote is required, in which case such express provision shall govern and control the decision of such question. Unless otherwise provided in the Certificate, each stockholder shall at every meeting of the stockholders be entitled to one vote by such stockholder or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period. Any such proxy shall be delivered to the secretary of the meeting at or prior to the time designated in order of business for so delivering such proxies. For purposes of these Bylaws and the General Corporation Law, shares of Class B Common Stock (the "**Class B Common Stock**") are non-voting shares of capital stock of the Corporation and are not entitled to vote on any matter or call any meeting of the stockholders. The Class B Common Stock is and shall be non-voting stock, and the holders of such shares of stock (the "**Non-voting Stockholders**") shall not be entitled to receive notice of or attend meetings of the stockholders or cast votes on matters coming before a vote of the stockholders pursuant to any of the provisions set forth in these Bylaws. The holders of the Class A Common Stock (the "**Class A Common Stock**") shall be entitled to one (1) vote per one (1) share, and any reference to stockholders or shares of capital stock with rights to vote, attend or call meetings or otherwise transact business with the Corporation on the basis of voting in these Bylaws shall be deemed to refer to the holders of the Class A Common Stock.

Section 7. Organization; Order of Business. At each meeting of stockholders, the Chairman of the Board, if one has been elected, or, in his absence or if one has not been elected, the President shall act as chairman of the meetings. The Secretary or, in his absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting shall act as secretary of the meeting and keep the minutes thereof. The order of business at all meetings of the stockholders shall be as determined by the Chairman of the Board at the meeting.

Section 8. Inspectors. The Board of Directors may, in advance of any meeting of stockholders, appoint one or more inspectors to act at such meeting or any adjournment thereof. If any of the inspectors so appointed shall fail to appear or act, the chairman of the meeting shall, or if inspectors shall not have been appointed, the chairman of the meeting may, appoint one or more inspectors. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall determine the number of shares of capital stock of the Corporation outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the results, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the chairman of the meeting, the inspectors shall make a report in writing of any challenge, request or matter determined by them and shall execute a certificate of any fact found by them. No director or candidate for the office of director shall act as an inspector of an election of directors. Inspectors need not be stockholders.

Section 9. <u>Waiver of Notice</u>. Whenever any notice is required to be given under applicable law, the Certificate, or these Bylaws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 10. <u>Advance Notice for Stockholder Business Items</u>. No business (other than nominations of individual(s) for election to the Board) may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation's notice of meeting (or any supplement thereto), (ii) otherwise properly brought before the annual meeting by or at the direction of the Board. Notwithstanding anything in this Section 10 to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 10 will be considered for election at such meeting. For business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation and such business must otherwise be a proper matter for stockholder action. A stockholder's notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which announcement of the date of the annual meeting is first made by the Corporation. The announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder's notice as described in this Section 10. To be in proper written form, a stockholder's notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Bylaws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (F) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

ARTICLE III
DIRECTORS

Section 1. <u>Powers, Qualifications and Number</u>. The property, business and affairs of the Corporation shall be managed by or under the direction of the Board. A director must be a natural person but need not be a stockholder or a resident of the State of Delaware. The number of directors constituting the entire Board shall be the number as set from time to time by resolution of the Board, the Certificate or as elected by the stockholders holding voting Common Stock, except as provided in Section 4 of this Article III, and each director elected shall hold office until his or her successor is elected and qualified. Any decrease in the number of directors shall be effective at the time of the next succeeding annual meeting of stockholders unless there shall be vacancies in the Board of Directors, in which case such decrease may become effective at any time prior to the next succeeding annual meeting to the extent of the number of such vacancies.

Section 2. <u>Election</u>. Unless otherwise provided in the Certificate or any agreement of the stockholders, Directors shall be elected at each annual meeting of stockholders and shall serve until the next annual meeting of stockholders and until their successors are elected and qualified.

Section 3. <u>Resignation and Removal</u>. Any director may resign at any time by giving written notice of his resignation to the Board, the Chairman of the Board, the Chief Executive Officer/President or the Secretary. Any such resignation shall take effect at the time specified therein or, if no time is specified, immediately upon receipt; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Unless otherwise provided by the Certificate, any or all of the directors may be removed with or without cause by the stockholders, by a vote of a majority of the total voting power, at a special meeting therefor.

Section 4. <u>Vacancies</u>. Unless otherwise provided in the Certificate or any agreement among the stockholders, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 5. <u>Board Action Without a Meeting</u>. Unless otherwise restricted by the Certificate or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing, writings, electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee.

Section 6. <u>Compensation</u>. The Board shall have authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Section 7. <u>Committees</u>. The Board may, by resolution passed by a majority of the entire Board, designate one or more committees, including an executive committee, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In addition, in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Except to the extent restricted by statute or the Certificate, each such committee, to the extent provided in the resolution creating it, shall have and may exercise all the powers and authority of the Board and may authorize the seal of the Corporation to be affixed to all papers which require it. Each such committee shall serve at the pleasure of the Board and have such name as may be determined from time to time by resolution adopted by the Board. Each committee shall keep regular minutes of its meetings and report the same to the Board.

Section 8. <u>Advance Notice for Nomination of Directors</u>.

(a)   Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of the Certificate, an agreement among the stockholders or the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation's notice of such special meeting, may be made (i) by or at the direction of the Board or (ii) by any stockholder of the Corporation (x) who is a stockholder of record on the date of the giving of the notice provided for in this Section 8 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 8.

(b)   In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder's notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; *provided, however*, that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received not

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earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which announcement of the date of the special meeting is first made by the Corporation. In no event shall the announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described in this Section 8.

(c)   To be in proper written form, a stockholder's notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation, if any, that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, without regard to the application of the Exchange Act to either the nomination or the Corporation; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder as they appear on the Corporation's books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(d)   If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 8 or that the information provided in a stockholder's notice does not satisfy the information requirements of this Section 8, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 8, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(e)   Nothing in this Section 8 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate or to affect, alter or change any contrary rights set forth in any agreement among the stockholders with respect to nomination or voting for directors.

ARTICLE IV
MEETINGS OF THE BOARD OF DIRECTORS

Section 1. Place, Time, Call and Notice. Meetings of the Board shall be held at such time and at such place, within or without the State of Delaware, as the Board may from time to time fix or as shall be specified in the notice of any such meeting. No call or notice shall be required for regular meetings of the Board for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if there be one, the Chief Executive Officer/President or a majority of the Board, and notice of the time and place thereof shall be given by the Secretary of the Corporation to each director by (i) first class mail, at least three days before the day on which such meeting is to be held, (ii) by reputable overnight courier guaranteeing next-day delivery, delivering such notice to such courier at least two days before the day on which such meeting is to be held, or (iii) by telegraph, telecopier, cable or e-mail addressed to such director or delivered to him personally at least 12 hours before the time at which such meeting is to be held. The notice of any regular meeting need not specify the purpose thereof, but the notice of any special meeting shall specify the purpose thereof. Any requirement of furnishing a notice shall be waived by any director who submits a signed waiver of notice before or after the meeting or who attends the meeting without protesting, prior thereto or at its commencement, that such meeting is not lawfully called or convened.

Section 2. Quorum and Action. A majority of the directors shall constitute a quorum. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

Section 3. Meetings by Communications Equipment. Any member or members of the Board or of any committee designated by the Board may participate in a meeting of the Board or any such committee, as the case may be, by means of conference telephone or similar communications equipment provided all persons participating in the meeting can hear and communicate with each other.

ARTICLE V
NOTICES

Section 1. Notice. Except as otherwise required by these Bylaws, applicable law, the Certificate, or applicable agreements by and among the Corporation and its stockholders, all notices, requests, waivers and other communications required to be given effectively to stockholders and directors, or to the Corporation, shall be in writing and shall be conclusively deemed to have been duly given (i) when hand delivered to the recipient; (ii) when sent, if sent by electronic mail or facsimile to the recipient's Electronic Address (as defined below) between 8:00 a.m. and 5:00 p.m. recipient's local time on a business day, or on the next business day if so sent other than between 8:00 a.m. and 5:00 p.m. recipient's local time on a business day; (iii) three business days after deposit in the U.S. mail with first class or certified mail, receipt requested, postage prepaid, and addressed to the other party at the recipient's address as shown by the Corporation's records (each, a "**Physical Address**"); or (iv) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the recipient at its Physical Address with next business day delivery guaranteed; *provided*, that the sending party receives a confirmation of delivery from the delivery service provider.

Section 2. Facsimile & Electronic Mail. Each party making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto. A party may change or supplement the addresses or numbers given, or designate additional addresses or numbers, for purposes of this Section 2 by giving the Corporation written notice of each new address or number in the manner set forth in Section 1 of this Article V above. For purposes of notice given by electronic mail or facsimile as described in this Article V, the Corporation shall be entitled to rely upon and use (i) the electronic mail address or facsimile number set forth in Corporation's record of stockholders; (ii) the electronic mail address or facsimile number given to the Corporation by the recipient, including as may be set forth in agreements by and among the Corporation and its stockholders; or (iii) the ".com" or other electronic mail address for any of the stockholders and directors having such an electronic mail address with the Corporation (each, an "**Electronic Address**", and together with a Physical Address, the "**Address**"); provided, however, that a director or stockholder may revoke his or her consent to the receipt of notices by electronic transmission if the Corporation is unable to deliver by electronic transmission two consecutive notices and such inability becomes known to the Secretary or other executive officer of the corporation; provided further, however, that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. For purposes of these Bylaws, "electronic mail" shall mean any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 3. Fixing the Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any right in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board may fix a new record date for the adjourned meeting.

Section 4. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its records as the owner of shares of stock to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments a person registered on its records as the owner of shares of stock, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VI
OFFICERS

Section 1. <u>Designations</u>. The officers of the corporation shall be chosen by the Board and shall be a Chief Executive Officer and/or a President, a Secretary and a Treasurer, and may also include one or more Vice Presidents, assistant secretaries and assistant treasurers. Any number of these offices may be held by the same person unless the Certificate or these Bylaws otherwise provide. The election or appointment of an officer shall not of itself create any contract rights. A vacancy in any office may be filled for the unexpired term by the Board at any meeting.

Section 2. <u>Term of Office, Resignation and Removal</u>. The officers of the corporation shall hold office at the pleasure of the Board. Unless otherwise prescribed by the Board, each officer of the corporation shall hold office until his successor has been elected and qualified or until his earlier resignation or removal. Any officer may resign at any time by giving written notice of his resignation to the Board, the Chairman of the Board, if any, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if no time is specified, immediately upon receipt; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any officer may be removed by the Board with cause or without cause at any time.

Section 3. <u>Chairman of the Board</u>. The Board may elect a Chairman who shall be a director and shall preside at all meetings of the Board and perform such other duties as may be designated by the Board.

Section 4. <u>President</u>. The President shall be the chief operating officer of the corporation and, in the absence or non-election of a Chief Executive Officer, he shall be the chief executive officer. Subject to the control of the Board, the President shall direct the day-to-day business and affairs of the corporation.

Section 5. <u>Vice Presidents</u>. Each Vice President shall have such designation as the Board may determine and such powers and duties as the Board or, subject to the control of the Board, as the President may from time to time assign to him.

Section 6. <u>Secretary</u>. The Secretary shall, if present, act as the secretary of and keep the minutes of all meetings and actions in writing of the stockholders and of the Board, and shall be responsible for the giving notice of all meetings of the stockholders and of the Board. He shall be custodian of the seal of the corporation, which he shall affix to any instrument requiring it whose execution has been authorized, and of the corporate records (except accounting records), and shall have such other powers and duties as generally pertain to his office and as the Board or, subject to the control of the Board, the President may from time to time assign to him.

Section 7. <u>Treasurer</u>. The Treasurer, subject to the direction of the Board, shall have charge of the funds, securities, receipts and disbursements of the corporation. He shall keep full and accurate accounts of such receipts and disbursements, shall be responsible for deposits in and withdrawals from the depositories of the corporation, shall disburse the funds of the corporation as directed by the Board or, subject to the control of the Board, the President, shall render an account of the financial condition of the corporation and of his transactions as Treasurer whenever requested by the Board or the President, and shall have such other powers and duties as generally pertain to his office and as the Board or, subject to the control of the Board, the President may from time to time assign to him.

ARTICLE VII
FISCAL YEAR

The fiscal year of the corporation shall be the calendar year or such other fiscal year as the Board may from time to time fix.

ARTICLE VIII
VOTING OF SHARES OF STOCK IN OTHER CORPORATIONS

Shares of stock in other corporations which are held by the corporation shall be voted by the Chairman of the Board or President (or in their absence, Vice President) of the corporation, or by a proxy or proxies appointed by one of them, provided, however, that the Board may in its discretion appoint some other person to vote such shares of stock.

ARTICLE IX
INDEMNIFICATION

Section 1. <u>General</u>. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 2. <u>Derivative Actions</u>. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, provided that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the

Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 3. Indemnification in Certain Cases.   To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article IX, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 4. Procedure. Any indemnification under Sections 1 and 2 of this Article IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such Sections 1 and 2. Such determination shall be made (a) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

Section 5. Advances for Expenses. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified by the Corporation as authorized in this Article IX.

Section 6. Right Not Exclusive. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Section 7. Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article IX.

Section 8. Definition of Corporation. For the purposes of this Article IX, references to "the Corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

Section 9. <u>Survival of Rights</u>. The indemnification and advancement of expenses provided by, or granted pursuant to this Article IX shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.


ARTICLE X
<u>STOCK</u>


Section 1. <u>Stock Certificates</u>. The shares of the corporation shall be represented by certificates, *provided* that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Every holder of stock in the corporation shall be entitled to have a certificate signed by the President and the Secretary evidencing the number and class (and series, if any) of shares owned by him and containing such information as required by law and bearing the seal of the corporation. If any stock certificate is manually signed by a transfer agent or registrar other than the corporation itself or an employee of the corporation, the signature of any such officer may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be an officer, transfer agent or registrar of the corporation before such certificate is issued, it may be issued by the Corporation with the same effect as if such person or entity were an officer, transfer agent or registrar of the Corporation on the date of issue.

Section 2. <u>Missing Certificates</u>. The President may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the Corporation's receipt of an affidavit of that fact from the person claiming the certificate of stock to be lost, stolen or destroyed. As a condition precedent to the issuance of a new certificate or certificates, the officers of the Corporation shall, unless dispensed with by the President, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to (i) give the Corporation a bond or (ii) enter into a written indemnity agreement, in each case in an amount appropriate to indemnify the Corporation against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 3. <u>Restrictions on Transfer</u>.

(a)	No holder of any of the shares of capital stock of the Corporation (or of any Interest (as defined below) therein) may engage in and/or consummate any Prohibited Transaction (as defined below), or enter into any agreement, arrangement, understanding or commitment with respect to any Prohibited Transaction, without the prior written consent of the Corporation, upon duly authorized action of its Board. The Corporation may withhold consent to a Prohibited Transaction for any legitimate corporate purpose, as determined by the Board. In the case of any Prohibited Transaction consented to by the Corporation, the transferee, assignee, or other recipient shall receive and hold the stock or other applicable securities subject to the provisions of this

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Section 3, and there shall be no further Prohibited Transaction with respect to such stock or other applicable securities except in accordance with this Section 3.

(b)   A "***Prohibited Transaction***" means any of the following:

(1)   any sale, transfer, conveyance, assignment, pledge, hypothecation, loan, other disposal or encumbering of, or any contract to sell, any shares of stock of the Corporation or any Interest therein, whether, directly or indirectly, voluntarily or by operation of law, by gift or otherwise (a "***Transfer***");

(2)   any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of stock of the Corporation;

(3)   any transaction (or series of transactions) which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of any stock of the Corporation, even if any stock of the Corporation would be disposed of by someone other than the stockholder (including as a result of any change of control of such stockholder or any transfer or assignment of any shares of stock of such stockholder, or of any direct or indirect legal or beneficial right or interest in such stockholder);

(4)   any transaction (or series of transactions) involving any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any security of the Corporation or with respect to any security that includes, relates to, or derives any significant part of its value from any stock of the Corporation, or any other action otherwise reducing risk related to ownership of such stock including without limitation through hedging, forward contracts or other derivative instruments; or

(5)   any grant of any proxy with respect to shares of the Corporation other than (i) the granting of a revocable proxy to (x) officers or directors of the Corporation at the request of the Board or (y) any other person with specific direction to vote such shares as directed by the holder of such shares, without discretion, or (ii) pursuant to an agreement (including, without limitation, a voting agreement) to which the Corporation is party and which has been approved by the Board.

(c)   "**Interest**" means any legal or beneficial right or interest in the stock of the Corporation, including without limitation rights to vote (including depositing any shares of stock into a voting trust) or to receive or participate in dividends or other income with respect thereto.

(d)   Any repurchase of stock by the Corporation (i) at the original purchase price per share or less (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), upon the termination of employment or services, or (ii) at any price pursuant to the Corporation's exercise of a right of first refusal in any separate agreement between the Corporation and such stockholder to repurchase such shares shall be deemed to have been consented to for purposes of this Section 3.

(e)   If a stockholder desires to enter into a Prohibited Transaction, then the stockholder will first give written notice to the Corporation. The notice must name all other parties to the proposed Prohibited Transaction and state the number of shares or other securities or other rights or Interests that are proposed to be subject to the proposed Prohibited Transaction, the proposed consideration, and all other terms and conditions of the proposed Prohibited Transaction. Any shares proposed to be subject to a Transfer to which such Transfer the Corporation has consented pursuant to paragraph (a) of this Section will first be subject to the Corporation's right of first refusal located in Section 3 of these Bylaws.

(f)   At the option of the Corporation, the stockholder will be obligated to pay to the Corporation a reasonable fee related to the costs and time of the Corporation and its legal and other advisors related to any proposed Prohibited Transaction.

(g)   Any Prohibited Transaction, or purported Prohibited Transaction, not made in strict compliance with this Section will be null and void, will not be recorded on the books of the Corporation and will not be recognized by the Corporation. Any transfers of record of shares of stock of the Corporation will be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(h)   The restriction on Prohibited Transactions set forth in Section 3 will not apply to any Prohibited Transaction with respect to shares of Preferred Stock or to any Prohibited Transaction with respect to any shares of Class A Common Stock or Class A Common Stock issued upon the conversion of any shares of Preferred Stock.

(i)   The restriction on Prohibited Transactions set forth in Section 3 will terminate upon the date securities of the Corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j)   The certificates representing shares of stock of the Corporation will bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE
> SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN
> THE BYLAWS OF THE CORPORATION."

(k)   For the avoidance of doubt, the Transfer of any stock (whether Preferred Stock or Class A Common Stock issuable upon the conversion thereof) by a holder of Preferred Stock shall not be considered a Prohibited Transaction or otherwise subject to this Section 3.

Section 4   Right of First Refusal. No stockholder will Transfer any of the shares of stock of the Corporation, except by a Transfer that meets the requirements set forth in this Section 3, in addition to any other restrictions or requirements set forth under applicable law, in any agreement between the stockholders and the Corporation or these Bylaws:

(a)   If the stockholder desires to Transfer any of the stockholder's shares of stock, then the stockholder must first give written notice thereof to the Corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

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(b)   For 30 days following receipt of such notice, the Corporation has the option to purchase up to all the shares specified in the notice at the price and upon the terms set forth in such notice. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price will be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the Corporation elects to purchase all of the shares or a lesser portion of the shares, it will give written notice to the transferring stockholder of its election and settlement for said shares will be made as provided below in paragraph (d) of this Section 4.

(c)   The Corporation may assign its rights hereunder.

(d)   In the event the Corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the Corporation will so notify the transferring stockholder and settlement thereof will be made in cash within 30 days after the Secretary of the Corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) will pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e)   In the event the Corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the Corporation's approval and all other restrictions on Transfer located in Section 5.05 of these Bylaws, within the 60-day period following the expiration or waiver of the option rights granted to the Corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice that were not acquired by the Corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder will continue to be subject to the provisions of this Section 4 in the same manner as before said Transfer.

(f)   Anything to the contrary contained herein notwithstanding, the following transactions are exempt from the right of first refusal contained in this Section 4:

(i)   A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership or limited liability company of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership or the controlling member(s) of such limited liability company. "**Immediate family**" as used herein means spouse, life partner or similar statutorily-recognized domestic partner, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(ii)   A stockholder's Transfer of any or all of such stockholder's shares to the Corporation or to any other stockholder of the Corporation;

(iii)   A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the Corporation;

(iv)   A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(v)   A stockholder's Transfer of shares of Preferred Stock of the Corporation (other than the seller's Preferred Stock) or any shares of Class A Common Stock issued upon conversion thereof;

(vi)   A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(vii)   A Transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient will receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there will be no further Transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

(g)   The provisions of this Section 4 may be waived with respect to any Transfer either by the Corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the Corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Section 4 may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h)   Any Transfer, or purported Transfer, of securities of the Corporation will be null and void unless the terms, conditions, and provisions of this Section 4 are strictly observed and followed.

(i)   The foregoing right of first refusal will terminate upon the date securities of the Corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j)   The certificates representing shares of Class A Common Stock, Class B Common Stock and seller's Preferred Stock of the Corporation that are subject to the right of first refusal contained in this Section 4will bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

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To the extent this Section conflicts with any written agreements between the Corporation and the stockholder attempting to Transfer shares, such agreement will control.

Section 5.   <u>Transfers</u>. Subject to Sections 3 and 4 of this article, upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.


ARTICLE XI
<u>AMENDMENT OF BYLAWS</u>


These Bylaws may be amended or repealed by the Board at any meeting, or by unanimous written consent of the directors, or by the stockholders at any meeting or by written consent.


*   *   *


CERTIFICATE OF ADOPTION OF FIRST AMENDED AND RESTATED BYLAWS OF GATR COOLERS INC.

The undersigned certifies that he or she is the duly elected, qualified and acting Secretary of GATR Coolers Inc., a Delaware corporation (the "***Corporation***"), and that the foregoing First Amended and Restated Bylaws, were adopted as the bylaws of the Corporation on the date set forth below by the Board of Directors of the Corporation.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the date set forth below.

DocuSigned by:

C3E5F3E98625423...

Bryan McGehee, Secretary

Date: 12/1/2022

Exhibit E
Stockholders Agreement
(Attached)

STOCKHOLDERS
AGREEMENT
OF
GATR COOLERS INC.

This Stockholders Agreement (this "**Agreement**") of GATR Coolers Inc., a Delaware corporation (the "**Company**"), is made and entered into effective as December 1, 2022 (the "**Effective Date**"), by and among the Stockholders and the Company.

RECITALS

A.   The Company was incorporated pursuant to its Certificate of Incorporation, dated and filed with the Delaware Secretary of State on April 29, 2022, as amended by the First Amended and Restated Certificate of Incorporation, dated December 1, 2022.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

SECTION 1
DEFINED TERMS

1.1   **Definitions**.   Terms with their initial letters capitalized used herein have the meanings given to them in Exhibit A, unless otherwise expressly provided herein.

SECTION 2
MANAGEMENT; RIGHTS, POWERS AND DUTIES

2.1   **Board Composition**. Each Stockholder shall vote all of his, her or its Shares entitled to vote, and shall take all other necessary or desirable actions within his, her or its control (including in his, her or its capacity as a Stockholder, director, Stockholder of a board committee, officer of the Company or otherwise), and the Company shall take all necessary or desirable actions within its control, to ensure that:

(a)   the number of Directors constituting the Board of Directors of the Company shall be such, as from time to time, shall be fixed by, or in the manner provided in the Bylaws of the Company; and

(b)   the Stockholders of Class A Common Stock shall be entitled to appoint, by majority vote, each Director, and no other classes of capital stock outstanding may elect or designate any Directors. The following individuals are elected and continue to serve as Directors of the Board: Bryan McGehee, Mitchell McGehee, Barton Howard and Alex Wish.

2.2   **Removal; Vacancies**. A Director may be removed only by the vote or written consent of the Stockholders entitled to designate or appoint such Director pursuant to Section

2.1. Any vacancies on the Board created by the death, resignation, or removal of a Director may be filled (a) by the then-serving directors, in accordance with the Bylaws of the Company, subject in all respects to the right of the Stockholders designed in Section 2.1 to appoint such designees to the Board, or (b) in the case of the situation described in the proviso of Section 2.1(b) only by the vote or written consent of the Stockholders entitled to designate or appoint such Director pursuant to Section 2.1(b). Prompt written notice of any such removal and the appointment of a successor shall be given to all of the Directors. In the event of such an initiation of a removal or selection of a designee that was appointed under Section 2.1, the Company shall take such reasonable actions as are necessary to facilitate such removals or elections, including, without limitation, soliciting the votes of the appropriate Stockholders, and the Stockholders shall vote their Shares to cause: (a) the removal from the Board of the designee or designees so designated for removal; and (b) the election to the Company's Board of any new designee or designees so designated.

2.3 **Binding Effect.** The voting agreements contained in this Agreement will be binding upon any transferee of any Shares held by any Stockholder upon the transferee's execution of a Joinder Agreement. Each Stockholder holding Shares now or hereafter owned by them, whether beneficially or otherwise, or as to which they have voting power, agrees to vote such Shares in accordance with the provisions of this Section 2.

2.4 **No Liability for Election of Recommended Director**. None of the parties hereto and no officer, director, stockholder, partner, employee or agent of any party makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Board by virtue of such party's execution of this Agreement or by the act of such party in voting for such nominee pursuant to this Agreement.

2.4 **Failure to Designate a Board Member**. In the absence of any designation from the persons or groups of stockholders with the right to designate a member of the Board in accordance with Section 2.1, the director previously designated by such group or person shall be deemed automatically reelected if still eligible to serve as provided in the Bylaws of the Company and this Agreement.

2.5 **No "Bad Actor" Designees**. Each person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act of 1933, as amended (the "**Securities Act**") (each, a "**Disqualification Event**"), is applicable to such person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such person's knowledge, is a Disqualified Designee and (B) that in the event such person becomes aware that any individual previously designated by any such person is or has become a Disqualified Designee, such person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

2.6 **Additional Shares**. In the event that subsequent to the date of this Agreement any shares of capital stock or other securities (other than pursuant to a Liquidation Event) are issued on, or in exchange for, any of the Shares by reason of any stock dividend, stock split, consolidation of stock, reclassification or consolidation involving the Company, such shares or securities shall be deemed to be Shares for purposes of this Agreement.

2.7 **Vote to Increase Authorized Common Stock**. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock or Preferred Stock, as applicable, from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the Preferred Stock outstanding at any given time, or for conversion of outstanding convertible securities.

2.8 **Non-Voting Common Stock**. In the event that the Delaware General Corporation Law (the "**DGCL**") or other applicable law requires the holders of Non-Voting Common Stock to vote on any particular matter (including composition of the Board or a Sale of the Company), all Stockholders holding Non-Voting Common Stock agree to vote, or cause to be voted, all such shares of Non-Voting Common Stock owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to accomplish the purpose of the foregoing provisions of this Agreement. Should any Stockholders holding Non-Voting Common Stock refuse or are unable to vote in whatever manner necessary to accomplish the purpose of the foregoing provisions, such Stockholders hereby appoint the Company, or any nominee of the Company, with full power of substitution and resubstituting, as its true and lawful attorney and proxy (its "**Proxy**"), for and in the name place and stead of the Stockholder and to vote each of such Non-Voting Common Stock as Proxy, at any annual, special, adjourned or postponed meeting of the Stockholders of the Company, including the right to sign as Stockholder to any consent, certificate or other document relating to the Company that Delaware Law may permit or require. Stockholders agree that any proxy and power of attorney would be irrevocable and coupled with an interest.

2.9 **Drag-Along Right**. In the event that each of (i) the holders of a Majority of the issued and outstanding shares of Class A Common Stock (voting as a separate class) and (ii) at least a majority of the members of the Board approve a Liquidation Event, then, in addition to any other vote or consent required by law or the Company's Certificate or Bylaws, each Stockholder hereby agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to in favor of, and adopt, such Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Liquidation Event as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 2.9, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to participate in a Drag-Along sale pursuant to this Section 2.9 shall not apply to a Liquidation Event, where the other party involved in such transaction is an Affiliate or stockholder holding more than 10% of the voting power of the Company. Notwithstanding the foregoing, a Stockholder will not be required to comply with this Section 2.9 above in connection with a Liquidation Event, unless:

(a)   the liability for indemnification, if any, of such Stockholder in such Liquidation Event and for the inaccuracy of any representations and warranties made by the Company or the Stockholders in connection with such Liquidation Event, is several and not joint with any other individual or entity (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), related to the allocation of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Liquidation Event;

(b)   liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Liquidation Event in accordance with the provisions of the Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Liquidation Event, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder; and

(c)   the consideration received by such Stockholder in such Liquidation Event shall be in accordance with the Company's Certificate in effect immediately prior to the Liquidation Event.

2.10   **Major Decisions**. The Company shall not incur any indebtedness under any instrument in the amount of $500,000 or more without having first obtained the approval of at least two-thirds of the directors then serving on the Board.

SECTION 3
TRANSFER OF SHARES

3.1   **Restrictions on Transfer of Shares**. A Stockholder shall not have the right to Transfer (except for a Permitted Transfer, which is permitted without prior approval and not subject to any right of first refusal set forth in Section 3.2) any or all of its Shares without the prior written consent of the Board, which consent may be withheld or denied for any reason or no reason. If such a Transfer by a Stockholder is approved by the Board (or is a Permitted Transfer), then the Transfer may be made provided, that: (i) such Transfer complies in all respects with the terms and conditions of this Section 3 and all applicable federal and state securities laws and regulations, (ii) such transferee either executes and delivers this Agreement to the Company or affirmatively agrees in writing delivered to the Company prior to the effectiveness of such Transfer to be bound by the terms of this Agreement as a Stockholder pursuant to an Adoption Agreement in and substance acceptable to the Board ("**Adoption Agreement**"), together with a Spousal Agreement in the form attached hereto as **Exhibit B**, if applicable, and (iii) all amounts owed and due to the Company and all Stockholders by such transferor Stockholder have been paid in full prior to the effectiveness of such Transfer; provided, that any such Transfer shall not act to relieve the transferring Stockholder of any liability or obligation owed to the Company, either directly or indirectly, as of the date of such Transfer; provided, further, that the Company may offset any amounts otherwise owed to the transferee Stockholder with respect to such liability or obligation. The Company will not recognize any purported Transfer that does not comply with this Section 3.1, and any such Transfer will be void and ineffective and shall not operate to Transfer any interest in or title to any Shares to the purported transferee. The prohibitions set forth in this Section 3.1 shall include, but shall not be limited to, any agreement to limit, restrict or grant any voting rights with respect to any Shares.

3.2 **Right of First Refusal**.

(a) If any Stockholder ("**Selling Stockholder**") proposes to Transfer any Shares ("**ROFR Shares**") to another Person (other than a Permitted Transfer), such Selling Stockholder shall first provide written notice ("**ROFR Notice**") of such offer to the Company specifying in reasonable detail the identity of the prospective transferee(s), the number of Shares to be Transferred and the terms and conditions of the proposed Transfer, including the purchase price for such ROFR Shares ("**ROFR Price**").

(b) During the 30-day period following the Company's receipt of the ROFR Notice ("**Company ROFR Period**"), the Company will have the right of first refusal to purchase all (or a portion) of the ROFR Shares from the Selling Stockholder at the ROFR Price and subject to the same material terms and conditions as described in the ROFR Notice. The Company may exercise such right of first refusal and, thereby, purchase all (or a portion) of the ROFR Shares by (i) notifying the Selling Stockholder in writing before the expiration of the Company ROFR Period and (ii) closing the purchase and sale of the ROFR Shares not less sixty (60) days from the date of the ROFR Notice. If the Company elects not to exercise its right of first refusal under this Section 3.2(b) or only exercises its right as to a portion of the ROFR Shares, the Company shall forward the ROFR Notice to the Stockholders of Class A Common Stock ("**ROFR Stockholders**") as soon as practicable, but in no event greater than five (5) days after the expiration of the Company ROFR Period.

(c) During the 30-day period following the ROFR Stockholders' receipt of the ROFR Notice ("**Stockholder ROFR Period**"), the ROFR Stockholders will have the right of first refusal to purchase their Pro Rata Portion or any portion thereof of the remaining ROFR Shares from the Selling Stockholder at the ROFR Price and subject to the same material terms and conditions as described in the ROFR Notice. The ROFR Stockholders may exercise such right of first refusal and, thereby, purchase all (or a portion) of their Pro Rata Portion of the ROFR Shares by (i) notifying the Selling Stockholder in writing before the expiration of the Stockholder ROFR Period as to the number of ROFR Shares it desires to purchase and (ii) closing the purchase and sale of the ROFR Shares not less ninety (90) days from the date of the ROFR Notice. If any ROFR Stockholder fails to purchase all of its Pro Rata Portion of the ROFR Shares ("**Remaining ROFR Shares**") within the Stockholder ROFR Period, the ROFR Stockholders shall have the right, but not the obligation, to elect to purchase all (or a portion), of the Remaining ROFR Shares at the price and terms of payment designated in the ROFR Notice (the ROFR Stockholders electing to purchase the ROFR Shares, the "**Purchasing Stockholders**"). The Purchasing Stockholders shall each be entitled to purchase their Pro Rata Portion of the Remaining ROFR Shares. If any Purchasing Stockholder elects to purchase less than all of its Pro Rata Portion of the Remaining ROFR Shares, then the other Purchasing Stockholders can elect to purchase the remaining portion of such Purchasing Stockholder's Pro Rata Portion of the Remaining ROFR Shares with respect to the aggregate Pro Rata Portions of all Purchasing Stockholders.

(d)   At the closing of the purchase and sale of the ROFR Shares (the "**ROFR Closing**"), the Transferring Stockholder shall deliver to the Company or each Purchasing ROFR Stockholder, as applicable, a duly executed assignment of stock interests containing the material terms and conditions set forth in the ROFR Notice. The Transferring Stockholder shall pay all transfer or similar taxes due in connection with the conveyance of the ROFR Shares. At the ROFR Closing, the Company or each Purchasing ROFR Stockholder, as applicable, shall pay the ROFR Price for that portion of the ROFR Shares being purchased by the Company or such Purchasing ROFR Stockholder pursuant to this Section 3.2.

(e)   If the Company and the ROFR Stockholders do not exercise the options granted to them in subsection (b) and (c) with respect to all of the ROFR Shares, then the Selling Stockholder may, upon consent of the Board pursuant to Section 3.1(a), Transfer the remaining ROFR Shares to the transferee identified in the ROFR Notice on the same terms and conditions as described in the ROFR Notice; provided, that such Transfer shall be consummated (i) within ninety (90) days after the date of the ROFR Notice, (ii) on the same terms and conditions specified in the ROFR Notice, and (iii) in accordance with all of the terms of this Agreement. If the ROFR Shares are not Transferred to such transferee within such 90-day period, the Selling Stockholder will not Transfer any of the ROFR Shares without complying again in full with the provisions of this Section 3.2.

(g)   For the avoidance of doubt, any Transfer of ROFR Shares pursuant to this Section 3 shall require the prior written consent of the Board, which may be given or withheld in the sole and absolute discretion of the Board.

3.3   **Dissolution of Community**.

(a)   In the event of a Transfer of any Shares that are determined by a court to be community property ("**Marital Shares**") by a Stockholder (the "**Stockholder Spouse**") to his or her spouse (a "**Spouse**") as a result of the divorce, division of marital property or dissolution of the community property existing between such Stockholder and such Spouse (other than as a result of the death of the Stockholder Spouse) (a "**Community Dissolution**"), the Stockholder Spouse shall have the right to purchase all or any portion of the Marital Shares (except if the Community Dissolution is as a result of his or her death), with the Transfer effective as of the time of the property settlement or other agreement that accomplishes the partition of the community upon the Community Dissolution. Such offer shall remain outstanding as to the Stockholder Spouse for a period of 180 days after the effectiveness of the Community Dissolution (the "**Stockholder Spouse Dissolution Offer Period**"); provided, that in the event a judgment is terminating a community between a Spouse and a Stockholder Spouse and the termination of the community is effective retroactively to the date of the filing of the petition to terminate the community, for purposes of this Agreement, the effective date shall be the date the judgment is rendered. During the Stockholder Spouse Dissolution Offer Period, the Stockholder Spouse may accept such offer by giving written notice to the Company and his or her Spouse of his or her intention to purchase the Marital Shares at the Marital Share Price and on the terms specified in this Section 3.3.

(b)   If the Stockholder Spouse does not exercise the option granted to him or her in Section 3.3(a) with respect to all of the Marital Shares (such remaining Marital Shares, the "**Remaining Marital Shares**"), the Spouse shall be deemed to have offered the Remaining Marital Shares to the Company to purchase the Remaining Marital Shares at the Marital Share Price and on the terms specified in this Section 3.3.

(c)   In the event of a purchase any of the Marital Shares, the closing of the purchase and sale thereby shall take place at the principal office of the Company upon the date 30 days after the expiration of the Stockholder Spouse Dissolution Offer Period, or at such other time and location as the parties to such purchase may mutually determine. The purchase price to be paid by the Company or the Stockholder Spouse as applicable for the Marital Shares pursuant to this Section 3.3 (the "**Marital Share Price**") shall be equal to an amount that would be distributed to with respect to such Marital Shares if (i) the Company were to sell the assets of the Company for their book values, (ii) all Company liabilities were settled in cash according to their terms (limited with respect to each nonrecourse liability to the book values of the assets securing such liability), and (iii) the proceeds of the sale remaining after satisfaction of all Company liabilities were distributed by the Company to its Stockholders on a pro rata basis in accordance with their respective Shares (after giving effect to any liquidation preferences and other terms of any class of stock as set forth in the Certificate). Payment of the Marital Share Price shall be paid in ten (10) equal installments payable on the closing date and each of the first nine anniversaries of the closing date, and all such amounts shall bear interest from the closing date until paid at the prime rate of interest, as published in *The Wall Street Journal* on the closing date, calculated on the basis of a 360-day year and actual days elapsed; provided, that the purchaser(s) may prepay all or any portion of the deferred amount without penalty or premium.

(d)   Each Stockholder that is a natural person shall cause his or her Spouse to execute and deliver a Spousal Agreement in the form attached hereto as **Exhibit B** to evidence his or her agreement to be bound by the terms and conditions of this Agreement (including this Section 3.3) as to his or her interest, whether as community property or otherwise, if any, in the Shares owned by such Stockholder. Nothing contained in this Agreement, including this Section 3.3 shall be deemed an acknowledgment by any Stockholder that his or her Shares are included in the community property with his or her spouse.

3.4   **"Market Stand-Off" Agreement**. Each Stockholder hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Company (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Company of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition vehicle ("**SPAC**"), or such other period as may be requested by the Company or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Company, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Stockholder or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 3.4 shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Stockholders only if all officers and directors are subject to the same restrictions. The financial advisors of the Company or its underwriters in connection with such registration are intended third party beneficiaries of this Section 3.4 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Stockholder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 3.4 or that are necessary to give further effect thereto.

For purposes of this Section 3.4, the term "Company" shall include any wholly owned subsidiary of the Company into which the Company merges or consolidates. To enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the shares or other securities subject to this Section 3.4 and to impose stop transfer instructions with respect to the securities and such other shares of each Stockholder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Stockholder further agrees to enter into any agreement reasonably required by the financial advisors or underwriters to implement the foregoing within any reasonable timeframe so requested.

SECTION 4
MISCELLANEOUS

4.1 **Legend**. In addition to any other legend required by applicable law. All certificates representing Shares shall bear a legend substantially in the following form:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT AMONG THE COMPANY'S STOCKHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

4.2 **Confidentiality**. During the term of this Agreement and for a period of two years after the later of the final dissolution of the Company or the date such Stockholder ceases to hold Shares in the Company, or, in the case of any trade secrets of the Company, indefinitely or until such trade secrets no longer constitute trade secrets (through no fault of a Stockholder), as determined in the sole discretion of the Board or applicable law (such applicable period, the "**Restricted Period**"), each Stockholder agrees to keep strictly confidential and not disclose, use, divulge, publish or otherwise reveal, directly or through another Person, (a) any confidential or proprietary information regarding the Company, its Subsidiaries or any other Stockholder and its Affiliates, (b) the terms of this Agreement or the other agreements contemplated by this Agreement, and (c) all Company-related information obtained from an inspection of the Company's books and records (collectively, "**Confidential Information**"), except as may be necessary for the Stockholder to perform its duties and obligations under the terms of this Agreement, in connection with filings with governmental agencies or courts or as otherwise required under applicable law, the applicable rules or regulations of any securities exchange or quotation system, unless the Board gives prior written consent to the disclosure. To the extent that Confidential Information is revealed to a Stockholder in accordance with this Section 4.2, each party shall use all reasonable efforts to have the Persons receiving such information retain it in confidence and in compliance with the restrictions set forth herein. Upon termination of this Agreement or upon the date such Stockholder ceases to hold Shares in the Company, such Stockholder shall return to the Company all Confidential Information that such Stockholder may then possess or have under its control or, at the election of the Company, certify to its destruction and the manner of destruction. Each Stockholder also agrees that it shall not use any Confidential Information for any competitive or other purposes detrimental to the Company or its Subsidiaries or the Stockholders and their Affiliates. Anything in this Agreement to the contrary notwithstanding, no Stockholder by reason of this Agreement shall have the right to access to any trade secrets or Confidential Information of the Company by virtue of anything contained in this Agreement or the DGCL, to the maximum extent permitted by law. The Company shall not be required to provide any Confidential Information to a Stockholder or comply with any information rights (whether under this Agreement or the DGCL, to the maximum extent permitted by law) in respect of any Stockholder whom the Company reasonably determines to be a competitor or an officer, employee, agent, director or representative of a competitor or holder of one percent (1%) or more of the Equity Securities of a competitor (counting for such purposes, all interests held in a competitor by affiliated entities or Affiliates).

4.3   **Notifications**. Any notice, demand, consent, election, offer, approval, request or other communication (collectively, a "**notice**") required or permitted under this Agreement must be in writing and shall be deemed given and effective upon delivery, if delivered by nationally recognized overnight delivery service, certified US mail, return receipt requested or similar receipted delivery, or by electronic or facsimile transmission (including email) if addressed to and delivered to the address of the party set forth in the books of the Company or such other address as the party, by written notice to the other parties, may designate from time to time. The transmission confirmation receipt from the sender's facsimile machine shall be conclusive evidence of successful delivery (in the case of electronic mail, the confirmation of the item as sent as shown by the "sent email" records of the sending Stockholder and the received records of the Company). Without limiting the generality of the foregoing, each party hereto consents to notice by electronic transmission through any online platform that the Company may use to manage its capitalization table and/or stock ledger. With respect to any notice given by the Company under any provision of the DGCL or the Company's Certificate or Bylaws, the parties agree that such notice may be given by facsimile or by electronic mail transmission to the last such facsimile number or electronic mail address on record with the Company.

4.4   **Consent to Electronic Notice**. Each Stockholderconsents to the delivery of any stockholder notice pursuant to the DGCL, as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Stockholder's name on the signature page, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Stockholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

4.5   **Complete Agreement**. This Agreement, the Certificate and the Bylaws constitute the complete and exclusive statement of the agreement among the Stockholders with respect to the subject matter hereof and supersede all prior written and oral agreements, statements, and any prior or contemporaneous representation, statement, condition or warranty with respect thereto.

4.6 **Third Party Rights**. Except as provided in Section 3.4, nothing in this Agreement, either express or implied, is intended or shall be construed to confer upon or give to any Person other than the Company, the Stockholders and their Affiliates any legal or equitable right, remedy or claim under orin respect of this Agreement.

4.7 **Modification and Waiver**. This Agreement shall not be amended or modified at any time except by the vote or written consent of the Stockholders holding not less than a Majority of the Shares; provided, however, that this Agreement shall not be amended so as to disproportionately and adversely affect the specified preferences, rights, privileges, powers or voting rights of any single Stockholder without the prior written consent of such Stockholder. The failure by any Stockholder to insist upon strict performance of any provision of this Agreement or to enforce any of its rights hereunder shall not be deemed to be a waiver of, or estoppel against, assertion of the right to require such performance, unless such waiver is an express written waiver that has been signedby the waiving party.

4.8 **Applicable Law; Jurisdiction & Venue**. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 4.9, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE

PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

4.9 **Mediation**. Except for claims arising out of Section 4.2 of this Agreement, any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Members and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Metairie, Louisiana, as set forth below.

(a) *Mediation*. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using Mediation Arbitration Professional Systems, Inc. in the City of Metairie, State of Louisiana. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 4.8.

4.10 **Table of Contents; Section Titles**. The headings used herein are inserted as a matter of convenience only and do not define, limit or describe the scope of this Agreement or the intent of the provisions hereof.

4.11 **Binding Provisions**. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns. No Stockholder may assign this Agreement without the prior written consent of the Company.

4.12 **Separability of Provisions**. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

4.13 **Counterparts**. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument, respectively. Executed copies of the signature pages of this Agreement sent by facsimile or transmitted electronically in Portable Document Format ("**PDF**") or through DocuSign or other electronic signature services shall be treated as originals, fully binding and with full legal force and effect, and the Parties waive any rights they may have to object to such treatment. Any party delivering an executed counterpart of this Agreement by facsimile or PDF also may deliver a manually executed counterpart of this Agreement, but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

4.14 **Costs and Attorneys' Fees**. In any action between the parties to this Agreement arising out of or connected with this Agreement, the prevailing party in such action shall be awarded, in addition to any damages, injunctions or other relief, his costs and expenses, including reasonable attorneys' fees.

4.15   **Adjustments for Shares Splits, Etc**. Wherever in this Agreement there is a reference to a specific number of Common Stock or Preferred Stock of the Company of any class or series, then, upon the occurrence of any subdivision, combination or shares dividend of such class or series of shares, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

4.16   **Further Assurances**. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

4.17   **Termination**.   The rights, duties and obligations of this Agreement shall terminate upon the earlier of either (a) the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act (or other Qualified IPO), or (b) a Liquidation Event.

4.18   **Non-Disparagement.** During the term this Agreement and at all times thereafter, no Stockholder shall make negative comments about or otherwise disparage the Company or any of their affiliates or any of their respective partners, members, directors, officers, employees, agents, services or products. The foregoing shall not be violated by truthful statements in response to legal process, required governmental testimony or filings, or administrative or arbitral proceedings (including, without limitation, depositions in connection with such proceedings).

4.19   **SECURITIES LAWS.** THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE OFFICE OF FINANCIAL INSTITUTIONS OF THE STATE OF DELAWARE OR ANY OTHER STATE.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company and the undersigned Stockholders have executed, or caused this Stockholders Agreement to be executed as of the Effective Date set forth above.

COMPANY:
GATR Coolers Inc.

DocuSigned by:

C3E5F3E98625423...

Bryan McGehee, Chief Executive Officer

IN WITNESS WHEREOF, the Company and the undersigned Stockholders have executed, or caused this Stockholders Agreement to be executed as of the Effective Date set forth above.

STOCKHOLDER (individual):

____
Signature

____
Name

____
Email Address (for notice)

Address:

____

____

STOCKHOLDER (entity):

GATR CF Investors SPV, LLC
Entity Name

DocuSigned by:
C3E5F3E98625423...
Signature

Bryan McGehee, CEO GATR Coolers Inc., its Manager
Name and Title

bryan@gatrcoolers.com
Email Address (for notice)

Address:

1635 St. Patrick St.

Thibodaux, LA 70301

EXHIBIT A

DEFINED TERMS

For purposes of the Stockholders Agreement of GATR Coolers Inc., a Delaware corporation, to which this **Exhibit A** is attached, the following terms when used therein with their initial letters capitalized shall have the following meanings, unless the context requires otherwise.

"**Affiliate**" means, with respect to any Person, (a) any Person directly or indirectly controlling, controlled by or under common control with such Person (including any Subsidiary); (b) any Person owning or controlling fifty percent (50%) or more of the outstanding voting securities or interests of such Person; (c) any officer, director, member, manager, trustee or (limited or general) partner of such Person or of any Person specified in (a) or (b) above; and (d) any Person in which any officer, director, member, manager, trustee or (limited or general) partner of any Person specified in (c) above is an officer, director, member, manager, trustee, or (limited or general) partner. For purposes of this definition, "control" (including, with correlative meaning, controlled by and under common control with) of a Person means the direct or indirect possession of the power to direct or cause the direction of management or policies of such Person through any means. The Company shall not be or shall not be deemed to be an Affiliate of (i) any Stockholder; or (ii) any Affiliate of any Stockholder.

"**Board**" means the Board of Directors of the Company.

"**Bylaws**" means the bylaws of the Company, as may be amended from time to time.

"**Business Day**" means any day other than Saturday, Sunday, or a day on which bank in New Orleans, Louisiana or New York, New York are not open for business.

"**Certificate**" means the Company's Certificate of Incorporation, as may be amended and/or restated from time to time.

"**Code**" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"**Director**" means a director serving on the Board.

"**DGCL**" means the General Corporation Law of the State of Delaware.

"**Entity**" means any corporation, partnership, association, limited liability company, joint venture or other entity.

"**Entity Stockholder**" means any Stockholder of the Company that is an Entity.

"**Equity Securities**" means with respect to any Person, (a) any capital stock, partnership, membership, joint venture or other ownership or equity interest, participation or securities (whether voting or non-voting, whether preferred, common or otherwise, and including any stock appreciation, contingent interest or similar right), (b) any option, warrant, security, or other right (including debt securities) directly or indirectly convertible into or exercisable or exchangeable for, or otherwise representing the right to acquire directly or indirectly any ownership or equity interest, participation or security described in clause (a) above, or (c) any phantom stock or other arrangement intended to result in payments by such Person which track or reflect the value of any interest described in (a) or (b) above.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Family Member**" means the spouse, parent, child, other natural or adoptive lineal descendant or antecedent, step-child, step-grandchild or sibling of a Person.

"**Fiscal Year**" means the calendar year ending December 31, or such other twelve calendar month period as may be designated from time to time by the Board subject to the requirements and limitations ofthe Code.

"**Liquidation Event**" means, unless the holders of a Majority of the Shares elect otherwise by written notice sent to the Company at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Company is a constituent party or (ii)   a subsidiary of the Corporation is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent (solely by virtue of their respective shares and in substantially the same holding proportions each of them held in the Company as of immediately prior to such transactions), immediately following such merger or consolidation, at least a majority of the capital stock of (1) the surviving or resulting entity; or (2) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity; or

(b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

"**Majority**" means at least fifty and one-tenth percent (50.1%) of the issued and outstanding Shares subject to a vote of a matter.

"**Non-Voting Common Stock**" means shares of the Company's Common Stock not

Exhibit A

entitled to vote, which consists of the Class B Common Stock.

"**Permitted Transfer**" means:

(a)   with respect to any Stockholder that is a natural person, an inter vivos Transfer of Shares to:

(i)   any Family Member of such Stockholder;

(ii)   any trust established for the benefit of such Stockholder or any Family Member of such Stockholder; or

(iii)   any Entity that is wholly-owned by such Stockholder or one or more Persons described in clauses (b)(i) – (ii) of this definition.

(b)   with respect to any Stockholder that is a trust, a Transfer of Shares to a beneficiary of such trust; or

(c)   with respect to any Entity Stockholder, a Transfer of Shares to a holder of Equity Securities in such Entity Stockholder.

"**Person**" means and includes any individual, corporation, partnership, association, limited liabilitycompany, trust, estate, joint venture, or other entity.

"**Pro Rata Portion**" means, with respect to any Stockholder, a percentage equal to (a) the number of Shares held by such Stockholder divided by (b) the aggregate amount of Shares held by all Stockholders(excluding the Shares held by the Selling Stockholder).

"**Qualified IPO**" means the closing of the sale of shares of Common Stock to the public in a firm commitment public offering or a direct listing pursuant to an effective registration statement under the Securities Act of 1933, as amended, or as a result of a merger, consolidation or share exchange with a special purpose acquisition company or its subsidiary, in each case, resulting in at least $10,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock (or other security of such special purpose acquisition company or its subsidiary) is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors.

"**Stockholder**" means the stockholders holding Shares.

"**Shares**" means shares of the Company's Class A Common Stock and Class B Common Stock (together the "**Common Stock**").

"**Subsidiary**" and "**Subsidiaries**" shall mean, with respect to the Company, any other Person of which fifty percent (50%) or more of the outstanding voting securities or interests of such Person are held directly or indirectly by the Company.

"**Transfer**" means, when used as a noun, any direct or indirect sale, gift, donation,

Exhibit A

bequest, mortgage, hypothecation, pledge, granting of a security interest, assignment, attachment, or other Transfer; and, when used as a verb, means, to sell, give, donate, hypothecate, pledge, grant a security interest, assign, or otherwise Transfer, in either case whether voluntary or involuntary (including any transfer as a result of death of a Stockholder). The terms "Transferee," "Transferor," "Transferred," and other forms of the word "Transfer" shall have the correlative meanings.

Exhibit A

EXHIBIT B

FORM OF SPOUSAL ACKNOWLEDGEMENT

Pursuant to the Stockholders Agreement of GATR Coolers Inc., a Delaware corporation (the "**Company**") dated as of December 1, 2022 (the "**Stockholders Agreement**"), the undersigned hereby agrees as follows:

1.　　The undersigned is a spouse of a Stockholder of the Company that is a natural person.

2.　　The undersigned is aware of, understands and consents to the provisions in the Stockholders Agreement (including <u>Section 3.3</u> thereof) and its binding effect upon any community property interest or marital settlement the undersigned may now or hereafter receive, and agrees that the termination of his or her marital relationship with such Stockholder shall not have the effect or removing any Shares subject to the restrictions of the Stockholders Agreement.

3.　　The undersigned agrees that the Shares owned by his or her spouse are bound by and subject to all of the terms and conditions of the Stockholders Agreement, and hereby joins in, and agrees to be bound by the provisions of <u>Section 3.3</u> of the Stockholders Agreement

4.　　The undersigned has been advised of his or her right to have counsel of his or her choice to advise the undersigned in connection with the execution and delivery of this acknowledgment.

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Signature of Spouse

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Name of Spouse